Exhibit 2.1

EXECUTION COPY

PURCHASE AND ASSUMPTION AGREEMENT

by and between

Encore Bank, N.A.

and

Ovation Holdings, Inc.

and

National Bank of Southwest Florida

dated as of

March 15, 2010

(continued)

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(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

EXHIBIT LIST

Exhibit A	Payment Amount

v

SCHEDULE LIST

Schedule 1.01	Liens and Encumbrances
Schedule 1.01(a)(i)	Owned Real Property
Schedule 1.01(a)(ii)	Leased Real Property
Schedule 1.01(b)	Personal Property
Schedule 1.01(d)(1)	Purchased Loans
Schedule 1.01(d)(2)	Overlines
Schedule 1.01(h)	Assumed Contracts
Schedule 1.01(j)	Separately Purchased Loans
Schedule 1.03(a)(iv)	Seller Retained Deposits
Schedule 1.02(c)	Excluded Loans
Schedule 1.02(e)	Excluded Software
Schedule 1.03(a)	Brokered Deposits
Schedule 1.08(l)	Required Consents
Schedule 1.10(c)	Public Fund Deposits
Schedule 2.01(b)	Consents of Seller
Schedule 2.03	Title and Condition of Assets
Schedule 2.04	Litigation
Schedule 2.08	Form of IRA Custodial Agreement(s)
Schedule 2.10	Environmental Matters
Schedule 2.15	Permits
Schedule 2.17	Absence of Certain Changes and Events
Schedule 2.20	Insurance
Schedule 2.22	Contracts
Schedule 3.01	Consents of Parent and Purchaser

vi

INDEX OF DEFINED TERMS

Page

Accountant	11
ACH	11
Acquisition Proposal	39
Affiliates	46
Agreement	1
Assets	2
Assumed Contracts	3
ATMs	3
Bancshares	39
Bank Merger Agreement	1
Best Efforts	46
Branch	1
Branches	1
Brokered Deposit	4
Business Day	46
Closing	6
Closing Date	6
Code	20
Competing Transaction	30
Confidentiality Agreement	31
Contracts	46
Conversion	34
Credit Protection Instruments	23
Damages	42
Deposits	4
Effective Interest Rate	11
Electronic Deposit Files	11
employee benefit plan	40
Environmental Laws	21
Environmental Liabilities	46
ERISA	46
Estimated Amount	7
Excluded Assets	3
Excluded Deposit	4
FCPA	24
FDIC	21
FRB	13
Fundamental Representations	41
GAAP	46
General Overdrafts	2
Governmental Authority	47
Hazardous Substances	47
Hired Employees	40

i

Indemnification Exceptions	17
Indemnified Persons	42
IRAs	4, 10
IRS	3
Knowledge	47
Landlord Consents	32
Law	47
Leased Real Property	2
Liabilities	4
Liability Threshold	43
Liens	47
Litigation Condition	43
Loans	2
Material Adverse Effect	47
Merger	1
Operating Property	48
Order	47
Ordinary Course of Business	47
OREO	3
Overdraft Protection Loans	2
Overline	2
Overlines	2
Owned Real Property	2
Paper Items	13
Parent	1
Participation Agreement	2
Permit	47
Permitted Liens	48
Person	48
Personal Property	2
Preliminary Closing Statement	7
Proceeding	48
Public Fund Deposits	10
Purchase and Assumption	1
Purchaser	1
Purchaser Indemnified Parties	41
Real Estate Interests	2
Retained Florida Branch	1
Retained Florida Branches	1
Retained Liabilities	4
Retained Liability	15
Returned Item	14
Seller	1
Seller Indemnified Parties	42
Seller Transaction	39
Separately Purchased Loans	3

ii

Superior Proposal	39
Tax Returns	48
Taxes	48
Termination Fee	39
Third-Party Claim	42
True-Up Date	11
Vault Cash	2
WARN	20

iii

PURCHASE AND ASSUMPTION AGREEMENT

THIS PURCHASE AND ASSUMPTION AGREEMENT (“Agreement”), dated as of March 15, 2010, is by and among Encore Bank, N.A., a national banking association (“Seller”), Ovation Holdings, Inc., a Florida corporation (“Parent”), and National Bank of Southwest Florida, a national banking association (“NBSW”), which has agreed to become a wholly-owned subsidiary of Parent (“Purchaser”).

RECITALS

A. Seller is the owner of certain assets and, as an insured depository institution, has certain deposit and other liabilities at its branch offices located at (i) 1653 Sun City Center Plaza, Suite 1001, Sun City Center, Florida 33573, (ii) 7920 Summerlin Lakes Drive, Ft. Myers, Florida 33907, (iii) 10600 Tamiami Trail N., Suite 604, Naples, Florida 34108 and (iv) 3003 Tamiami Trail, Suite 100, Naples, Florida 34103 (each a “Branch” and collectively the “Branches”).

B. Seller is also the owner of certain assets and, as an insured depository institution, has certain deposit and other liabilities at its branch offices located at (i) 2973/2975 West Bay Drive, Belleair, Florida 33770 and (ii) 2566 McMullen Booth Road, Suite G, Clearwater, Florida 33761 (each a “Retained Florida Branch” and collectively, the “Retained Florida Branches”).

C. Seller desires to sell, convey and transfer certain of the assets and certain liabilities of the Branches and Retained Florida Branches specified herein to Purchaser, and Purchaser desires to purchase and acquire such assets from Seller, and to assume from Seller such liabilities in connection therewith (the “Purchase and Assumption”).

D. NBSW has agreed to be acquired (the “Merger”) by Parent pursuant to an Agreement and Plan of Merger by and among Parent, NBSW Interim Bank, N.A. (in organization) and NBSW dated as of March     , 2010 (the “Merger Agreement”).

E. NBSW has agreed, pursuant to the Merger Agreement, to become a party to this Agreement, subject to the terms and conditions of this Agreement and the Merger Agreement, provided NBSW will have no liability under this Agreement prior to the Merger’s Effective Time as provided in the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Purchaser and Seller agree as follows:

SECTION 1

PURCHASE AND ASSUMPTION

1.01. Purchase and Sale of Assets. At the Closing (as defined in Section 1.07), upon and subject to the terms and conditions of this Agreement and subject to adjustment as provided herein, Purchaser shall purchase, acquire and accept from Seller, and Seller shall sell, transfer, convey, assign and deliver (or shall cause such actions to be taken) to Purchaser, good and marketable (indefeasible and fee simple with respect to the Owned Real Property (as hereinafter defined)) title, free and clear of all Liens, other than Permitted Liens, to the assets described in this Section 1.01 (collectively, the “Assets”).

(a) All real property interests and improvements thereon, all mixed personal and real property and all appurtenances thereto relating to and associated with the Branches that are (i) owned by Seller and legally described in Schedule 1.01(a)(i) hereto (“Owned Real Property”) and (ii) leased by Seller and such lease is described in Schedule 1.01(a)(ii) (“Leased Real Property,” and together with Owned Real Property, the “Real Estate Interests”);

(b) All personal property owned, used or held for use, by Seller and located at the Branches as of the Closing Date, including without limitation, all furniture, office equipment, vault, machinery, fixtures, signage poles, leasehold improvements (if any), security devices and systems and other similar items described in Schedule 1.01(b) (the “Personal Property”);

(c) All inventories and supplies on hand at the Branches as of the Closing Date;

(d) All of the loans and extensions of credit owned by Seller (other than purchased loan participations or other interests in loans purchased by Seller) as of the Closing Date that are attributable to the Branches and the Retained Florida Branches and that will be transferred upon the terms and conditions hereof, including written overdraft protection loans or lines of credit relating to Deposits (as defined below) (the “Overdraft Protection Loans”) that are set forth on Schedule 1.01(d)(1), together with any and all related promissory notes, liens, mortgages, deeds of trust, instruments, documentation, loan and credit files, collateral, security, guarantees, documents, security and pledge agreements, insurance policies, financing statements, participation agreements, intercreditor agreements and other rights and interests, including servicing rights, related to or pledged with respect to such loans (including the Overdraft Protection Loans, the “Loans”), including all related deposits, escrows and collateral balances relating to the Loans for which an escrow or other similar account is maintained under the terms of such Loans; provided, however, that such Loans shall exclude (i) all Excluded Loans and (ii) the portion of any Loan over $4.0 million (each an “Overline,” and collectively the “Overlines”), which Seller shall retain through a participation agreement substantially in a form as reasonably agreed to by the parties (the “Participation Agreement”) and which are set forth on Schedule 1.01(d)(2).

(e) Any overdrafts (the “General Overdrafts”) arising in the Ordinary Course of Business of Seller associated with the Deposits (other than Overdraft Protection Loans) to the extent such overdrafts have been outstanding for less than 30 days as of the Closing Date;

(f) All cash on hand at the Branches as of the close of business on the Closing Date including, but not limited to, vault cash, petty cash, ATM cash, if any, and tellers’ cash (“Vault Cash”);

(g) All assets and property of any kind, character and description, tangible or intangible, located at the Branches and owned, used or held by Seller for use in connection with the safe deposit business at the Branches as of the close of business on the Closing Date;

(h) The Contracts of Seller attributable to the Branches set forth on Schedule 1.01(h) hereto (the “Assumed Contracts”);

(i) All of Seller’s right, title and interest in and to the automated teller machines (“ATMs”) located at the Branches (the “ATMs”);

(j) All separately purchased loans and extensions of credit (“Separately Purchased Loans”), which shall consist of any loan that would otherwise be considered an Excluded Loan that Purchaser may offer to purchase, in its sole discretion, from time to time prior to the Closing Date at a percentage of the unpaid principal balance. Any such Separately Purchased Loans will be set forth on Schedule 1.01(j) and no longer be considered an Excluded Loan; and

(k) All records and documents related to the Assets transferred or Liabilities assumed (as hereinafter defined) by Purchaser including, but not limited to, all papers, data, financial and accounting records, microfiche, microfilm and computer records (including, but not limited to, magnetic tape, disc storage, card forms and printed copy), generated or maintained by the Seller relating directly to the Assets and Liabilities and all licenses, permits and authorizations required by applicable Law to operate and, to the extent applicable, own the Real Estate Interests.

(l) Seller shall provide transition support services to Purchaser for a period of 90 days after the Closing with respect to any preparation, conversion or alteration of translation tables with respect to the Branches, and their Deposits and Assets (including Loans).

1.02. Excluded Assets. The Assets shall not include any assets, tangible or intangible, of Seller set forth below or otherwise not specifically described herein or in the exhibits hereto (“Excluded Assets”):

(a) All trademarks, trade names, service marks, logos and other intellectual property of Seller, medallion program stamps, signs, URLs, domain names (and associated e-mail addresses), Internet web sites, printed supplies, stationery and documents and other materials bearing any of Seller’s logo and advertising and marketing materials and similar property or rights owned by or promoting Seller or any of its Affiliates;

(b) Any refunds due to Seller or any of its Affiliates from the Internal Revenue Service (the “IRS”);

(c) All “Excluded Loans”. An Excluded Loan is any (i) Loan that is listed on Schedule 1.02(c), (ii) Loan which has been categorized by, or downgraded by Seller or a regulatory authority as or to “substandard”, “doubtful” or “loss” or which a regulatory authority has requested the Seller to rate in any of such categories or the equivalent, and (iii) Loan which has had its terms restructured and would be required to be classified as a troubled debt restructuring pursuant to generally accepted accounting principles;

(d) All charged-off Loans, all other real estate owned (“OREO”), and all foreclosed or similarly acquired property related to Loans attributable to the Branches; and

(e) Except as set forth in Section 1.01(l), any proprietary Seller specific software on the computer hardware located at the Branches as well as any other software that is non-assignable, in each case, which are set forth on Schedule 1.02(e).

1.03. Assumption of Liabilities. At the Closing, upon and subject to the terms and conditions of this Agreement and subject to adjustment as provided herein, Seller shall assign to Purchaser and Purchaser shall assume the liabilities and obligations of Seller to be discharged, performed, satisfied or paid after the Closing Date specifically described below (collectively, the “Liabilities”):

(a) All deposits and deposit accounts held at the Branches as of the Closing Date, together with all accrued and unpaid interest thereon as of the close of business on the Closing Date, including the custodial obligations of Seller for individual retirement account deposits (“IRAs”) (collectively, the “Deposits”), which Deposits are identified by account number, customer number, social security number, telephone number, complete address (including street, city, state and zip code), category, account type, balance, interest rate and, if applicable, due date, in the data file delivered pursuant to Section 1.11 hereto; provided, however, that such Deposits shall exclude all Excluded Deposits. An “Excluded Deposit” means any (i) deposit account that cannot be assumed by Purchaser because of legal impediments, (ii) deposit account that is involved in any pending or threatened litigation, mediation or arbitration as of the Closing Date, (iii) IRAs with respect to which the customer does not consent to the appointment of Purchaser or its designee as custodian or does not consent to Purchaser’s custodial agreement, (iv) deposits retained by Seller and identified on Schedule 1.03(a)(iv) hereto, (v) any deposits securing an Excluded Loan or (vi) any brokered deposit, internet deposit or deposit placed by a resident of the State of Texas (collectively, a “Brokered Deposit”) and identified on Schedule 1.03(a)(vi);

(b) Any unfunded commitments and lines of credit relating to the Loans, provided that the Seller shall remain obligated to fund all Overlines;

(c) The safe deposit business of Seller at the Branches; and

(d) The Assumed Contracts, except for any liability or obligation under such contracts (i) to be performed on or prior to the Closing Date, or (ii) arising from a breach of, or default under, such contract by Seller.

The Liabilities assumed by the Purchaser shall not include any liabilities or obligations of Seller or Seller’s Affiliates of any kind, character or description not specifically identified herein or in the exhibits hereto, all of which shall be retained by Seller (the “Retained Liabilities”).

1.04. Closing Date Adjustments to Assets and Liabilities. Approximately thirty (30) days prior to, and fifteen (15) days prior to the Closing in the case of Schedule 1.02(c), and as of the Closing Date, Seller shall update all exhibits provided for in and information required to be provided pursuant to Sections 1.01, 1.02 and 1.03 and shall deliver such updated exhibits and information to Purchaser at the Closing and such exhibits shall be further updated on the True-Up Date as of the Closing Date. Such exhibits shall be mutually agreed upon by Seller and Purchaser.

1.05. Consideration for Purchase and Assumption.

(a) In consideration for the sale of the Assets by Seller and the assumption by Purchaser of the Liabilities, Seller shall pay to Purchaser, in the manner specified in Section 1.07 hereof, the Payment Amount. The “Payment Amount” means an amount equal to the sum of the aggregate balance of all of the Deposits (as set forth on the balance sheet of Seller at the close of business on Closing Date prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods) including interest posted or accrued with respect to the Deposits as of the close of business on the Closing Date, less an amount equal to the sum of:

(i) The face value of the Vault Cash;

(ii) The purchase price and fair market value of the Owned Real Property shall for all purposes under this Agreement be as set forth on Exhibit A;

(iii) The net book value of the leasehold improvements with respect to Leased Real Property on Seller’s books as of the Closing Date;

(iv) The net book value of the Personal Property on Seller’s books as of the Closing Date;

(v) A percentage of the outstanding unpaid principal balance of the Loans determined as of the close of business of the Branches on the Closing Date as set forth on Exhibit A;

(vi) A percentage to be agreed upon by Seller and Purchaser of the outstanding unpaid principal balance of any Separately Purchased Loans determined as of the close of business of the Branches on the Closing Date;

(vii) The accrued interest and unearned fees and charges on the Loans determined as of the close of business of the Branches on the Closing Date; and

(viii) A premium of the average daily Deposits as set forth on Exhibit A, excluding Brokered Deposits (“Premium”) for the 30 day period ending on and including the Closing Date (“Measurement Period”); provided, that for purposes of calculating the Premium, Deposits that would be presumed to be abandoned under the Florida Property Code or subject to escheat during the Measurement Period shall be excluded from the Deposits during the Measurement Period.

Plus or minus the Purchaser’s share of the net pro rata adjustment of items required pursuant to Section 1.06.

(b) The foregoing values, other than for Owned Real Property, shall be subject to reduction for damage, condemnation or taking by eminent domain from the date hereof through the Closing Date.

1.06. Pro Rata Adjustment and Reimbursement. The Seller will own and operate the Branches until the close of business on the Closing Date and that Purchaser will own and operate the Branches after the close of business on the Closing Date. Thus, except as otherwise specifically provided herein, items of proration and other adjustments shall be prorated as of close of business of the Branches on the Closing Date and settled between Seller and Purchaser on the Closing Date whether or not such adjustment would normally be made as of such time. Items of proration and adjustment will be handled at Closing and to the extent they are not resolved until the True-Up Date, as an adjustment to the amount of funds to be delivered by Seller to Purchaser, or Purchaser to Seller, as appropriate, unless otherwise agreed.

For purposes of this Agreement, items of proration and other adjustments shall include: (i) any personal and real property taxes and assessments upon all Real Property Interests and Personal Property; (ii) assessments for FDIC deposit insurance with respect to the Deposits, including any amounts of prepaid assessments FDIC deposit insurance with respect to the Deposits for periods following the Closing Date; (iii) safe deposit rental payments; and (iv) other prepaid expenses or prepaid income and accrued and unpaid liabilities, if any, as of the close of business on the Closing Date. To the extent that the amount of the foregoing items is not known on the Closing Date, such proration shall be based on the amount of such items for the prior month or year, as appropriate; provided, however, the parties shall apportion all real property taxes as provided in the following paragraph.

Purchaser and Seller shall apportion pro rata all real property Taxes paid or payable in connection with the Real Estate Interests. Such apportionment shall be made on a per diem basis as of the Closing Date and shall be based upon the tax year for which the same are assessed. Seller shall use its Best Efforts to provide the applicable tax bill, or other information reasonably necessary for computing any such apportionment on the Closing Date, but if such information is not available, the apportionment shall be made at Closing on the basis of the prior period’s real property Taxes. Within 30 days after receipt by the parties of the applicable tax bill or other information reasonably necessary for computing such apportionment, Purchaser and Seller shall apportion the actual Taxes and, if either party paid more than its proper share thereof at Closing, the other party shall within seven business days after written request therefor, reimburse such party for the amount so expended.

1.07. Closing.

(a) The consummation and closing (“Closing”) of the transactions contemplated by this Agreement shall take place as of the close of business of the Branches on a date (the “Closing Date”), which must be on a Friday, mutually agreed upon by the Purchaser and Seller, which date shall occur not less than 5 Business Days and not more than 10 Business Days following (which such time-period may be waived by the parties) (i) the receipt of all necessary regulatory, corporate and other approvals, (ii) the Closing of the Merger, and (iii) the expiration of any mandatory waiting periods with respect to the Purchase and Assumption and the Merger, or on such other date as shall be mutually agreed to by the parties hereto. Notwithstanding the foregoing, the Closing shall not occur until the satisfaction or waiver of all other conditions set forth in Sections 6 and 7 and (v) the effective date of the notices, sent to customers of the Branches pursuant to Section 1.10(a) hereof. Further, the Closing shall occur on a day that Purchaser’s and Seller’s data processors can effect the Conversion. The close of business shall be deemed to occur at 11:59 p.m. on such date. The Closing shall take place at a location and time as shall be mutually agreed to by the parties hereto.

(b) At the Closing, the parties to this Agreement will exchange the certificates and other documents provided for under this Agreement in order to consummate the transactions contemplated hereby. At the Closing, the appropriate parties shall execute such documents and instruments as may be necessary or appropriate to consummate the transactions contemplated by this Agreement. Notwithstanding the foregoing, it is the intention of the parties as of the date hereof that the Closing become effective on the Closing Date by means of an exchange of documents without the physical meeting of the parties as set forth above unless such a meeting is necessary or advisable.

(c) As soon as practicable and not less than five business days prior to the Closing Date, Seller shall deliver to Purchaser a preliminary closing statement (“Preliminary Closing Statement”) which will include a reasonably detailed computation of an amount (the “Estimated Amount”) equal to what the Payment Amount would be on such date as if such date were the Closing Date. Purchaser shall have the opportunity to review such Preliminary Closing Statement and the latest schedules and shall notify Seller of any objections Purchaser has to the Estimated Amount no later than two business days prior to the Closing Date. Prior to Closing, Seller and Purchaser shall agree upon the information and calculations set forth on the Preliminary Closing Statement. At Closing, Seller will deliver and pay to Purchaser the Estimated Amount in immediately available funds. At least two business days prior to the Closing, Seller and Purchaser shall provide written notice to one another indicating the account and bank to which such funds shall be wire transferred.

(d) The Payment Amount and Estimated Amount shall be as set forth and calculated in accordance with the settlement statement prepared in connection with the Closing, substantially in a form as reasonably agreed to by the parties and post-closing adjustments and transactions will be handled as set forth in Section 1.10.

1.08. Seller’s Actions at Closing. On the Closing Date, the Seller shall:

(a) deliver to Purchaser such of the Assets as are capable of physical delivery, including, without limitation, all records, documents, data and files of Seller relating to the Assets and Liabilities and keys and combinations to the Branch premises;

(b) execute, acknowledge and deliver to Purchaser, and file of record as appropriate and reasonably requested by Purchaser, all such endorsements, assignments, bills of sale (with special warranty of title), special warranty deeds, limited powers of attorney and other instruments of conveyance, assignment and transfer as shall reasonably be necessary or advisable to consummate the sale, assignment and transfer of the Assets to Purchaser and, where applicable, to fully vest the ownership thereof (subject to Permitted Liens) with and into Purchaser as provided herein, provided that all of the documents and instruments to be delivered by Seller hereunder shall be in form and substance reasonably satisfactory to counsel for Purchaser;

(c) execute, acknowledge and deliver such affidavits as shall be reasonably required by the title insurance company described in Section 1.08(d) below to enable Seller to deliver title to the Real Estate Interests as required by this Agreement;

(d) deliver title insurance policies in the face aggregate amount equal to the amount set forth on Exhibit A under “Section 1.05(ii),” issued by a title insurance company reasonably acceptable to Purchaser insuring Purchaser’s fee simple (and, if applicable, easement) interest in the Owned Real Property (subject only to Permitted Liens), at Seller’s expense, except for any modification or endorsements thereto, which shall be at Purchaser’s expense;

(e) deliver possession of the Real Estate Interests in the condition existing on the date hereof, reasonable ordinary wear and tear excepted;

(f) deliver any landlord estoppel certificates that Seller is able to obtain after using its Best Efforts and, subject to the provisions of Section 5.04(d), such consents as may be required to effect the assignment of the leases or subleases for the Leased Real Property;

(g) assign, transfer and deliver to Purchaser all of the following records pertaining to the Deposits on the Closing Date: signature cards, orders and contracts between Seller and depositors and records of similar character; canceled checks and/or negotiable orders of withdrawal, if any, including all records relating to “know your customer”, Bank Secrecy Act and USA Patriot Act compliance (which Seller may retain the originals thereof and provide copies to Purchaser). In the event originals of such records are provided to Purchaser, Seller shall be permitted to retain copies of such records subject to applicable Law. Purchaser and Seller will preserve and safekeep such records as required by applicable law and sound banking practice for the joint benefit of Seller and Purchaser, and all other miscellaneous records, statements and materials maintained by Seller at the Branches relative to any Deposit, provided, however, with respect to the records, statements, other data and materials not maintained at the Branches, Seller shall maintain and provide Purchaser with data tapes and reasonable access to such records as provided in this Agreement during normal business hours;

(h) transfer and deliver all contents, keys, documents and other records maintained at the Branches directly pertaining to the safe deposit boxes maintained at the Branches (whether rented or unrented) as the same exist as of the close of business on the Closing Date;

(i) make available and transfer to Purchaser on the Closing Date any funds required to be paid to Purchaser pursuant to the terms of this Agreement;

(j) execute, acknowledge and deliver a non-foreign person affidavit pursuant to Section 1445 of the Internal Revenue Code;

(k) execute, acknowledge and deliver to Purchaser the certificate provided for in Section 6.03 and all other certificates and other documents and information required to be delivered to Purchaser by Seller at the Closing pursuant to the terms of this Agreement, including without limitation the updated exhibits and information required by Sections 1.04 and 1.10 hereof and an electronic file of data respecting the Deposits and Loans in a format reasonably acceptable to Purchaser as of the Closing Date;

(l) deliver all of the consents listed on Schedule 1.08(l); and

(m) execute and deliver such other documents and instruments and take such actions and provide such assurances, as Purchaser reasonably requests of Seller in order to consummate the transactions contemplated by this Agreement and to fully vest in Purchaser all rights, title, and interest in and to the Assets and Liabilities transferred to the Purchaser hereby (subject to Permitted Liens).

Seller agrees that it will preserve and safely keep, for so long as may be required under applicable Law, all of the records, documents, data and files not transferred to Purchaser which relate to the Assets and Liabilities, as required by Law and for the mutual benefit of itself and Purchaser. Purchaser agrees that it will preserve and safely keep, for so long as may be required under applicable Law, all of the files and records transferred to Purchaser which relate to the Assets and Liabilities, for the mutual benefit of itself and Seller. All files and records relating to the Assets or the Liabilities held by either party will be open for inspection for reasonable purposes by the other party and its authorized agents, representatives and regulators during regular business hours after the Closing Date upon reasonable prior notice, and the party with the right of inspection may, at its own expense, inspect, make copies of such files, documents and records as it deems desirable. For purposes of this Section 1.08, where possible, physical delivery may be accomplished by the transfer of control over the Branches from Seller to Purchaser at the Closing.

1.09. Purchaser’s Actions at Closing. On the Closing Date, the Purchaser shall:

(a) pay to Seller any funds required to be paid to Seller pursuant to the terms of this Agreement;

(b) execute, acknowledge and deliver to Seller all such endorsements, assignments, bills of sale and other instruments of conveyance, assignment and transfer as shall reasonably be necessary or advisable to consummate the assumption of the Liabilities by Purchaser as provided herein; provided that all of the documents and instruments to be delivered by Purchaser hereunder shall be in form and substance reasonably satisfactory to counsel for Seller;

(c) execute, acknowledge and deliver to Seller the certificate provided for in Section 7.03 and all other certificates and other documents and information required to be delivered to Seller by Purchaser at the Closing pursuant to the terms of this Agreement; and

(d) execute and deliver such other documents and instruments and take such actions and provide such assurances, as Seller reasonably requests of Purchaser in order to consummate the transactions contemplated by this Agreement and to fully vest in Purchaser all rights, title, and interest in and to the Assets and Liabilities transferred to the Purchaser hereby.

1.10. Certain Pre-Closing Transitional Matters.

(a) Seller shall provide such records and other information as shall be necessary to enable Purchaser to send, subject to applicable Law, at least 45 days prior to the Closing Date, at Purchaser’s cost and expense, to each Deposit or Loan customer of a Branch (i) a letter prepared by Purchaser notifying each such customer of the prospective assignment of the Liability and/or Asset pursuant to this Agreement and providing information about Purchaser and its banking and/or financial products and services, together with a letter from Seller endorsing the transactions contemplated hereby and encouraging the Branches’ customers to continue doing business with Purchaser and (ii) a letter or letters prepared by Purchaser notifying each such customer of changes to such person’s accounts or financial products and containing additional information regarding Purchaser’s products and services, including a change in fees and terms, to conform to Purchaser’s account and product offerings. Seller shall cooperate with Purchaser to enable Purchaser, at Purchaser’s expense, prior to the Closing, to reissue checks and other similar documents and instruments to depositors whose Liabilities are to be assumed by Purchaser hereunder or to otherwise facilitate the transfer of such customers’ business relationships to the Purchaser. Seller and Purchaser shall mutually agree on any correspondence or communication by Seller, Purchaser or Affiliates of either to Branch customers whose Deposits, Loans or other business relationships with Seller or its Affiliates are not transferred to Purchaser.

(b) Within such period prior to the Closing Date as is required by applicable Law or regulation, Seller will notify the depositors who maintain IRA deposits at the Branches (“IRAs”) of Seller’s intent to resign as custodian as of the Closing Date (subject to any required customer consent) and to appoint Purchaser (or Purchaser’s designee) as successor custodian and the discharge and release of Seller from all liabilities as custodian from and after the effective time of its resignation as of Closing. Seller’s correspondence shall be accompanied by all appropriate forms and documents necessary to effect such replacement and release and to adopt Purchaser’s master agreement. Purchaser will accept (or cause its designee to accept) such appointment as successor custodian, however, only if the customer accepts and agrees to such appointment and to Purchaser’s custodial IRA agreement. The parties agree that for purposes of this Agreement a depositor who does not timely respond to such notice shall be deemed to have accepted and agreed to such appointment and to Purchaser’s custodial IRA agreement unless deeming a customer to have so accepted and agreed is prohibited by Purchaser’s custodial IRA agreement applicable to such IRA account and, in the reasonable opinion of Purchaser’s counsel, Purchaser’s custodial IRA agreement cannot be amended to remove such prohibition. The IRA account of any customer rejecting the appointment of Purchaser (or its designee) and Purchaser’s custodial IRA agreement will not be included in the Deposits.

(c) Prior to the Closing Date, Seller shall use its Best Efforts to obtain the consent of each governmental and public entity that holds Deposits for the transfer of its Deposits (“Public Fund Deposits”). If consent is not obtained from any such public entity, the Public Fund Deposits with respect to that entity will be excluded from the Deposits. With respect to Public Fund Deposits for which written consent to transfer to Purchaser is obtained prior to Closing, Purchaser will be responsible for entering into any necessary contractual arrangements with the public entity, ensuring that Purchaser is authorized to accept public entity deposits and making necessary arrangements to have collateral available for pledging to adequately secure such Public Fund Deposits. A list of Public Fund Deposits is attached as Schedule 1.10(c) and will be updated from time to time prior to 15 days before Closing and at Closing.

(d) In order to assist Purchaser with the conversion of Seller’s data concerning Branch operations to Purchaser’s systems, Seller shall, at its cost and expense, within 30 days of the date of this Agreement, provide to Purchaser an electronic master file original and record file layout tape(s) or file(s) concerning the Deposits, Loans and other deposit accounts domiciled in or originated by the respective Branches and all product specifications to include all detail account coding (“Electronic Deposit Files”). The foregoing shall include without limitation information on Deposits, Loans, safe deposit boxes, automated clearinghouse (“ACH”) transactions, ATM cards, check cards and all additional documents and files as Purchaser shall request. Such Electronic Deposit Files shall be as of a recent date mutually agreeable to Purchaser and Seller, but no later than 30 days after the date of this Agreement and shall be updated by Seller and delivered to Purchaser from time to time as requested for data processing conversions at and as of the Closing Date, reflecting all transactions on the Closing Date.

1.11. Certain Post-Closing Settlement and Transitional Matters.

(a) On a date no more than 30 days following the Closing Date (the “True-Up Date”), Seller shall provide to Purchaser all exhibits provided for in and information required to be provided pursuant to Sections 1.01, 1.02 and 1.03, updated as of the Closing Date, and Purchaser and Seller will compute the amount of the Payment Amount according to the provisions of Section 1.07, and if the actual Payment Amount is different from the Estimated Amount calculated as provided in Section 1.07, then Purchaser (if the Estimated Amount exceeds the Payment Amount) or Seller (if the Payment Amount exceeds the Estimated Amount) will immediately pay such excess amount in immediately available funds to the other party, together with interest on such excess from the Closing Date to the date of payment at a simple per annum rate, without any compounding, at the effective federal funds rates based on the federal funds rate as quoted by the Federal Reserve Bank on Report H-15 Daily (the “Effective Interest Rate”). Any additional payments or adjustments arising out of this Agreement may be computed and paid, with interest calculated pursuant to this Section 1.11, in subsequent settlements by mutual agreement of the parties. During the period between the Closing Date and the True-Up Date, Purchaser shall use its Best Efforts to collect (without being required to institute any lawsuit, legal action or proceeding) all overdrafts related to Deposits at the Branches, and to the extent that Purchaser is unable to collect the full amount of the General Overdrafts, the amount of the uncollected General Overdrafts in excess of $5,000.00 shall be added to the Payment Amount and paid to the Purchaser as set forth in this Section 1.11(a).

(b) Purchaser and Seller agree to use their Best Efforts to agree on the calculation of and all other matters pertaining to the Payment Amount calculated as of the True-Up Date based on balances calculated as of the Closing Date.

(i) In the event that the parties should fail to agree either on (i) the preparation of a schedule, (ii) the mathematical calculation of the Payment Amount or (iii) the appropriate accounting treatment of any asset or liability, or item of income or expense, that affects the calculation of the Payment Amount, then the parties shall refer such disputed matters to a firm of certified public accountants of recognized standing that is independent of Parent, Purchaser and Seller (an “Accountant”) reasonably acceptable to Purchaser and Seller, and Purchaser and Seller agree to be bound by the determination of such firm with respect to such disputed matters. Purchaser and Seller shall agree upon an Accountant within seven days after the date on which either Purchaser or Seller notifies the other in writing that the referral of a disputed matter within the scope of this Section 1.11(b) is necessary. If Purchaser and Seller shall fail to agree on an Accountant within such 7-day period, then either of them may seek the appointment of an Accountant in a court of law. Purchaser and Seller agree to share equally the fees and charges of an Accountant appointed hereunder for its services in resolving disputes within the scope of this Section 1.11(b).

(ii) The provisions of Section 1.11(b) are not intended to and shall not be interpreted to require that the parties refer to an Accountant (a) any dispute arising out of a breach by one of the parties of its obligations under this Agreement, (b) any dispute the resolution of which requires a construction or interpretation of this Agreement, or (c) any other dispute other than (in the case of this clause (b)) a dispute related to the mathematical calculation of the Payment Amount or the accounting treatment of any asset or liability, or item of income or expense, that affects the calculation of the Payment Amount, or both. The parties reserve all rights and remedies, including at Law or in equity, to resolve disputes other than those within the scope of Section 1.11(b).

(iii) If, in the resolution of any dispute, it is determined that the amount of the Payment Amount is changed and one party owes an amount to the other party, the paying party will also pay interest on such amount from the date it should have been paid to the date of payment at the same rate as provided in Section 1.11(a).

(c) Seller and Purchaser agree that with respect to any reportable item occurring as accrued for during the period occurring on or before the Closing Date, and as to all returns and information reports required to be made with respect to such periods, the Seller shall be solely responsible for providing to the Internal Revenue Service and to each depositor, borrower, other holder of a Liability or customer, to the extent required by Law, Forms 1098, 1099 INT, 1099R and other applicable reporting forms (including Form 5498) with respect to each of the Liabilities and Assets for such period and Purchaser shall be responsible for providing such reports and information for any reportable item occurring after the Closing Date.

(d) Within 20 business days following the Closing Date, Seller shall prepare and mail closing statements for all Deposit Accounts (including payment of all accrued interest on interest-bearing transaction accounts) between the last statement prior to Closing and the close of business on the Closing Date, for the period from the date of the last statement to and including the Closing Date, and provide Purchaser with a copy.

(e) Holds, stop payments and special instructions that have been placed on or with respect to particular Liabilities by Seller or on individual checks, draws or other instruments shall be continued by Purchaser under the same terms. In order for Purchaser to comply with the foregoing, Seller shall deliver to Purchaser a complete and accurate list and a tape or electronic file (which such tape or data file may be a part of the conversion data file provided by Seller to Purchaser) in a format acceptable to Purchaser of any such holds, stop payments and special instructions at the Closing and as of the Closing Date, together with all fees received or receivable for such services.

(f) Seller will promptly and fully recompense Purchaser for items returned within 90 days after the Closing Date to Purchaser or Seller on account of fraud, forgery, negligence, errors or improper banking practices or procedures, which are drawn on or chargeable to Deposits assumed by Purchaser hereunder and for which the transaction date on the item was on or prior to the Closing Date. Notwithstanding the foregoing, Seller shall not be charged for any item unless Purchaser has sustained a loss with respect to such item, after normal collection efforts (normal collection efforts, however, shall not require Purchaser to institute a lawsuit or any other legal action or proceedings). At time of payment by Seller to Purchaser pursuant to this Section 1.11(f), Purchaser shall assign to Seller any rights Purchaser may have to prosecute a claim against a third party relating to the items.

(g) As of the opening of business on the first business day after the Closing Date, Seller and Purchaser shall provide the appropriate Federal Reserve Bank (the “FRB”) with all information necessary in order to expedite the clearing and sorting of all checks, drafts, ACH items, instruments and other commercial paper relative to the Deposits (collectively, the “Paper Items”). Purchaser shall bear all charges and costs imposed by the FRB in connection with the reassignment of account number ranges for sorting the Paper Items. Seller and Purchaser shall arrange for appropriate daily settlement between the parties in order that the transmission of all monies associated with the matters set forth in this Section might be effected promptly.

(h) Seller shall terminate its ATM/debit card service effective as of midnight on the Closing Date and cooperate with Purchaser and its service provider to have such ATM/debit card services available to customers of the Branches not later than the opening of business on the immediately following calendar day. In connection with the notices to customers described in Section 1.10(a) above, Seller will notify customers in writing at least 30 days prior to the Closing Date of such cancellation of the ATM/debit cards; provided, however, that if Purchaser is prepared to distribute new ATM/debit cards to all customers by such date, Seller and Purchaser shall jointly notify customers of the cancellation of Seller’s ATM/debit cards and the issuance of Purchaser’s ATM/debit cards. Seller shall cause its ATM processor to deactivate the operation of Seller’s ATM and debit cards completely or to deactivate or disconnect the Deposits from Seller’s ATM and debit cards so that all activity generated by Seller’s ATM and debit cards prior to midnight on the Closing Date shall have settled in the Seller’s name. All transactions and activity related to Seller’s ATM and debit cards following the Closing Date that are received or forwarded to Seller will be accepted and forwarded by Seller to Purchaser along with all corresponding funds. Purchaser shall reconfigure the Purchased ATMs to its standards for activation after the business day cutoff at midnight on the Closing Date. Purchaser and Seller agree to cooperate with each other to assure that all transactions originated through the Purchased ATMs or originated with the ATM cards prior to or on the Closing Date shall be for the account of Seller and all transactions originated after the Closing Date shall be for the account of Purchaser. A post-closing adjustment shall be made to reflect all such transactions that cannot be reasonably calculated as of the Closing.

(i) For a period of 90 days following the Closing Date, Seller will continue to clear checks or drafts drawn on checking accounts, NOW accounts and money market deposit accounts transferred to Purchaser pursuant to this Agreement, and Purchaser will reimburse Seller for the amount of funds paid on such checks or drafts as herein provided. During such 90 day period, Seller or its servicing agent will transmit to Purchaser by 11:00 a.m. of each business day (Central time) all such checks or drafts received prior to 11:00 a.m. (Central time) on such business day, and Purchaser will pay Seller the amount of such checks and drafts by the close of business on the second business day thereafter by means of a wire transfer from

Purchaser’s account to Seller’s account; Seller will provide Purchaser with wiring instructions at or prior to Closing. During such 90 day period, Seller or its servicing agent will place all such checks or drafts received for collection on deposit accounts into the possession of a courier for delivery to Purchaser by the morning of the second business day following such receipt. Purchaser will be responsible for determining if each such check or draft delivered is properly payable. If any such check or draft is not properly payable, Purchaser may dishonor such check or draft and return it to Seller, which will return such check or draft to the Federal Reserve Bank with jurisdiction over Seller and Purchaser for credit to Seller’s account. Seller will be obligated to reimburse Purchaser for such amount, and it is agreed that Purchaser may deduct the amount of any returned check or draft from its next daily transfer of funds. However, Seller will have no obligation to reimburse Purchaser in the event its account at the Federal Reserve Bank is not so credited, and, in such an event, Purchaser will be obligated to pay back to Seller the amount it had previously deducted pursuant to the preceding sentence. After the 90 day period, Seller will not accept any such checks and such checks will be returned marked “Unable to Locate.” Any additional charges by Seller’s servicing agent in order to comply with this Section 1.11(i) will be shared equally between Purchaser and Seller. Seller agrees that it shall notify Purchaser of any information received regarding the settlement and clearance of any foreign checks, savings bonds, or coupons deposited with it on or prior to the Closing Date.

(j) Seller agrees that for a period of 90 days following the Closing Date it will accept incoming items (debits or credits) and effectuate such ACH requests in the same manner and with the same diligence as it would have prior to the Closing Date. Seller agrees to provide Purchaser with the daily detail in NACHA file format necessary for Purchaser to timely credit or debit the customer’s account. At the end of such period of 90 days, Seller will discontinue accepting and forwarding ACH entries and funds and return them to the originators marked “NACHA Reason Code R12, Branch sold to another Depository Financial Institution.” The parties may agree to other procedures to handle ACH transactions.

(k) With respect to any items, including ACH transactions, that are credited as of the Closing Date to an account being transferred to Purchaser pursuant hereto that are returned unpaid (a “Returned Item”), and if there are sufficient funds in the account to which such Returned Item was credited or any other accounts on deposit at the Branches standing in the name of the party liable for such Returned Item, and if Purchaser has a right of charge-back against the account to which such Returned Item was credited or a right of set-off against such other accounts in respect of the charge-back, Purchaser will debit any or all of such accounts an amount equal in the aggregate to the Returned Item and will repay that amount to Seller, reduced, however, by the amount of the Premium, if any, attributable to such Returned Item. If the charge-backs or set-offs do not provide sufficient funds for such purposes, Purchaser will have no obligation to repay Seller the amount of such deficiency unless and until Purchaser obtains reimbursement from the party liable for the Returned Item. Purchaser will use its Best Efforts to obtain such reimbursement.

(l) In settlement of transactions described in this Section 1.11, Seller agrees to provide Purchaser by facsimile or electronic mail a daily net settlement figure together with a detailed transaction listing for all such transactions and the parties agree that the party obligated to remit any funds thereunder shall do so by wire transfer before the close of business Eastern Time of such day. Seller shall provide the net settlement figure to Purchaser in a timely manner that permits Purchaser to remit funds by the deadline set forth in the prior sentence. Any settlement under this Section 1.11(l) shall be provisional pending receipt by the respective parties of the physical items relating to such settlement; and the parties shall adjust the next daily settlement to reflect any adjustments resulting from its receipt of the physical items.

(m) In case of any dispute with or inquiry by an account holder whose Deposit is assumed under this Agreement, which dispute or inquiry relates to the servicing of such Deposit by Seller prior to the Closing Date, Seller will provide Purchaser with the appropriate information regarding the Deposit and copies of pertinent documents or instruments to the extent available with respect to such dispute or inquiry so as to permit Purchaser to respond to the account holder within a period of time and in a manner which would comply with standard banking practices and customs. Further, Seller shall cooperate with Purchaser in resolving such dispute as relates to such inquiry as reasonably requested by Purchaser. In the event that any account holder alleges that Seller violated an applicable Law or regulation, Seller shall have the right to control communication to the account holder with respect to such allegation; provided, however, that Seller will provide Purchaser with copies of all such customer complaints in a timely manner; and provided, further, that any liability related thereto based on events occurring on or prior to the Closing Date shall be a “Retained Liability” which will be an obligation solely of Seller.

(n) No later than the opening of business on the first business day following the Closing Date, Purchaser will cover or substitute its name and logo for the name and logo of the Seller on all interior and exterior signs located at the Branches and shall be entitled to remove and dispose of all signs which carry the name and logo of the Seller, which Seller has not removed at its own cost following the close of business of the Branches on the Closing Date.

(o) As soon as practicable following Closing, Purchaser shall prepare and transmit at the expense of Purchaser and Seller to be shared equally, to each of the obligors on Loans, a notice to the effect that the Loan has been transferred and directing that payment be made to Purchaser at the address specified by Purchaser, with Purchaser’s name as payee on any checks or other instruments used to make payments, and, with respect to such Loan on which a payment notice or coupon book has been issued, to issue a new notice or coupon book reflecting the name and an address of Purchaser as the person to whom and place at which payments are to be made.

(p) With respect to loans that are Excluded Assets, for the first 60 days following the Closing Date, Purchaser agrees to accommodate customers who make loan payments in person at a Branch and forward promptly (which shall mean delivery by an overnight courier service at Seller’s expense) to Seller (i) any payments that are received by Purchaser on or after the Closing Date that relate to the loans and to provide sufficient information so that any such payments may be properly applied to the extent such information is available to Purchaser; and (ii) any notices or other correspondence received on or after the Closing Date that relate to the loans or other Excluded Assets.

(q) In addition to the specific requirements under this Section 1.11, Seller and Purchaser will forward to the other any payments or amounts they receive that belong to the other promptly after receipt.

1.12. Non-Solicitation of Business. In consideration of the purchase of Assets and assumption of Liabilities by Purchaser, neither Seller nor its Affiliates nor their respective successors or assigns will, for a period of twenty-four (24) months after the Closing Date, directly or indirectly solicit, on behalf of itself or others, deposits, loans, brokerage or other business from customers whose Deposits are assumed or whose loans or safe deposit or any other business are acquired by Purchaser hereunder; provided, however, that this provision shall not apply to (i) limit Seller’s ability to communicate to loan customers obligated on loans that are Excluded Loans specifically with respect thereto, (ii) limit communications regarding non-FDIC insured deposit and non-loan services provided by Linsomb & Williams, Inc., a wealth management affiliate of Seller, (iii) limit communications regarding non-FDIC insured deposit and non-loan services provided by Town & Country Insurance Agency, Inc., an insurance affiliate of Seller, (iv) limit communications regarding non-FDIC insured deposit and non-loan services provided by Encore Trust, a division of Seller and (v) Seller’s providing of retail deposit, transactional and loan services to Seller’s existing customers at the Retained Florida Branches and whose loans and deposits have not been transferred to Purchaser and to Seller’s other existing customers who do not do business with Seller in the State of Florida. Notwithstanding the provisions of this Section 1.12, Seller or any Affiliate may continue to engage in all customary communications with any former customers of the Branches with whom Seller or any Affiliate maintains a banking, lending, brokerage or other financial relationship pursuant to or as permitted by the terms of this Agreement after the Closing Date (including holders of any Excluded Asset or Excluded Deposit), so long as such communications are not targeted in any way to such customers based upon their business with, or relationship to, the Branches. The provisions of this Section 1.12 shall not apply to advertising media of general circulation such as newspapers, radio, television, mass mailings generally or that Seller cannot control, or to general mailings resulting from other customer relationships with Seller or any Affiliate. Neither Seller nor any Affiliates of Seller will, for a period of eighteen (18) months after the Closing Date, open, establish, maintain or support any loan production facility or branch office of a depository institution within 10 miles of any of the Branches.

SECTION 2

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as follows:

2.01. Corporate Organization and Related Matters.

(a) Seller is a national banking association duly organized, validly existing and in good standing under the Laws of the United States, with the corporate power and authority to own, lease and operate its properties, to engage in the banking business and all other businesses and activities now conducted by it and to own and/or operate the Assets, hold the Deposits and make the Loans. Seller has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not, violate, conflict with or constitute a breach of, default or event of default under (i) any provision of the Articles of Association or Bylaws of Seller, (ii) any agreement, document or instrument to which Seller is a party or by which its assets are bound, (iii) (subject to any consent required to be obtained in connection herewith) any Law, Order or Permit (excluding local Laws and Permits not adversely effecting the Seller, the Branches or Assets) applicable by its terms specifically to Seller or its assets, or (iv) permit cancellation of, or result in the creation of, any Lien, other than Permitted Liens, on any Asset (excluding any Lien that does not materially diminish the value or use of the Branches or Assets).

(b) Except as set forth on Schedule 2.01, no Consent, waiver, approval, authorization, Order or Permit of, or declaration or filing with, or notification to, any Person is required by Seller in connection with the execution and delivery by the Seller of this Agreement or the consummation of the transactions contemplated hereby or thereby, or to preserve the continuing validity and effectiveness immediately following the Closing of any Permit or Assumed Contract held by Seller with respect to the Branches, assuming Purchaser has received all Permits from Governmental Authorities needed to acquire the Branches and perform its obligations under this Agreement.

2.02. Execution of Agreement; Enforceability. The execution and delivery of this Agreement and each of the documents and instruments contemplated hereby, and the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Seller, including approval of this Agreement and the transactions contemplated herein by the Seller’s sole shareholder. This Agreement constitutes, and such documents and instruments will constitute, legal, valid and binding obligations of Seller, enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and similar Laws relating to the rights and remedies of creditors, as well as to general principles of equity (collectively, the “Enforceability Exceptions”).

2.03. Title to and Condition of Assets.

(a) Except as set forth on Schedule 2.03 and the procedures set forth in Section 5.09, Seller is the owner of the Assets (other than the Leased Real Property) and has good and marketable (indefeasible and in fee simple with respect to the Owned Real Property) title thereto, free and clear of any Liens, other than Permitted Liens, and can transfer all its right, title and interest in and to all Leased Real Property and leased personalty. Except as set forth on Schedule 2.03, the Assets constitute all of the assets necessary for the conduct of the Branches’ business as currently conducted by Seller.

(b) With respect to the Real Estate Interests, (i) Seller’s use, occupancy, operation and, as applicable, ownership of the Real Estate Interests have been and are in compliance in all material respects with applicable Law (including regarding land use and building codes and rules) and Seller has not undertaken any construction or improvements on the Real Estate Interests which could result in the imposition of any mechanics, materialmen or other similar liens and no Real Estate Interests are subject to any Liens other than Permitted Liens, (ii) there are no condemnation or eminent domain or similar proceedings pending or threatened in writing, or to Seller’s Knowledge orally, against the Owned Real Property, and to Seller’s

Knowledge, the Leased Real Property, or any part thereof, (iii) there is no pending or, to Seller’s Knowledge, contemplated rezoning proceeding or special assessment affecting the Real Estate Interests, (iv) to Seller’s Knowledge, the Real Estate Interests are not subject to any special tax valuation or special tax exemption or relief, which upon a change in use or ownership of such Real Estate Interests will result in a “rollback tax” or similar assessment or an increase in Taxes, (v) the Owned Real Property and, to Seller’s Knowledge, the Leased Real Property are not located in areas that have been identified as being in a flood zone, except as set forth in any survey delivered to Purchaser, (vi) access to each of the Real Estate Interests is available over public streets, (vii) to Seller’s Knowledge all water, sewer, gas, electric, telephone, cable, drainage and other utility equipment, facilities and services required by applicable Laws and regulations or necessary for the current operation of the Owned Real Property, to Seller’s Knowledge, the Leased Real Property, are installed, connected and adequate to serve the Real Estate Interests for their current use, (viii) to Seller’s Knowledge all utility lines servicing the Owned Real Property, and to Seller’s Knowledge, the Leased Real Property, are located either within the boundaries of such Real Estate Interests, within lands dedicated to the public use or within recorded easements for such purpose, and are serviced and maintained by the appropriate public or quasi-public entity, (ix) Seller possesses all rights, privileges, licenses, franchises, permits and other authorizations (including certificates of occupancy and zoning) that are necessary for the current use, occupancy, operation and, to the extent applicable, ownership of the Real Estate Interests, (x) all permits that are material to the current use, occupancy, operation and, to the extent applicable, ownership of the Real Estate Interests are in full force and effect and Seller has not received written notice of any pending or threatened revocation, suspension or termination proceedings concerning such permits, (xi) to Seller’s Knowledge all improvements located on the Owned Real Property or, to Seller’s Knowledge, the Leased Real Property, the roofs thereon, and all mechanical systems (including, without limitation, all HVAC, plumbing, electrical, elevator, security, utility, sprinkler and safety systems) therein, are in good working order, in sound structural condition (to Seller’s Knowledge) and are free from material defect or deficiency, (xii) Seller has not received any notice (which remains outstanding) from any Governmental Authority or other party alleging the existence of such defect or deficiency as set forth in clause (xi), (xiii) there has been no casualty affecting all or any material portion of the Owned Real Property or, to Seller’s Knowledge, the Leased Real Property, which has not been restored or for which adequate insurance proceeds will not be transferred to Purchaser at Closing, with Seller being responsible for deductibles and all copayment obligations, (xiv) no breach, default or event of default on the part of Seller, or to Seller’s Knowledge, any other Person exists with respect to the leases of the Leased Real Property; (xv) except for Permitted Liens, there are no leases, subleases, licenses, easements, rights of way, concessions or other agreements granting to any party or parties the right of use or occupancy of any portion of the Owned Real Property, or to Seller’s Knowledge, the Leased Real Property; (xvi) except for Permitted Liens, there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or to Seller’s Knowledge, the Leased Real Property; or any portion thereof or interest therein and no outstanding contracts or agreements obligating the Seller, or to Seller’s Knowledge, the owner thereof, as applicable, to sell any of the Real Property Interests; (xvii) each lease for the Leased Real Property is legal, valid, binding and enforceable and in full force and effect as to the Seller, and to Seller’s Knowledge as to the landlord party thereto; and (xviii) no Affiliate of Seller is the owner or lessor of any Leased Real Property. Seller has delivered to Purchaser (1) a copy of the vesting deed for the Owned Real Property; (2) the most recent title insurance policy and surveys relating to the Owned Real Property and being held by or for Seller and (3) copies of all leases, occupancy agreements, licenses, subleases or assignments relating to any of the Real Estate Interests.

(c) NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IT IS EXPRESSLY UNDERSTOOD AND AGREED THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, SOLELY AS BETWEEN SELLER AND PURCHASER, AND WITHOUT AFFECTING PURCHASER’S RIGHTS AND REMEDIES AGAINST ANY OTHER PERSON, (i) PURCHASER IS PURCHASING THE REAL ESTATE INTERESTS “AS IS,” “WHERE IS,” WITH ALL FAULTS AND DEFECTS, LATENT OR OTHERWISE, AND BASED UPON ITS OWN INVESTIGATION OF THE PROPERTY AND (ii) SELLER IS MAKING NO REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, BY OPERATION OF LAW OR OTHERWISE, WITH RESPECT TO THE REAL ESTATE INTERESTS EXCEPT AS MADE HEREIN OR IN ANY DOCUMENT, INSTRUMENT OR AGREEMENT OF CONVEYANCE.

2.04. Actions, Suits and Proceedings. There is no litigation of any kind or nature pending or, to Seller’s Knowledge, threatened against or affecting Seller in relation to the Branches or any of the Assets or Liabilities. No event has occurred or circumstances exist that could give rise to or serve as a basis for the commencement of any litigation against, related to or affecting the Branches, Assets or Liabilities. There is no litigation pending or, to the Seller’s Knowledge, threatened that questions the legality, validity or enforceability of this Agreement or any of the transactions contemplated hereby or that could, individually or in the aggregate, reasonably be expected to materially impair the ability of the Seller to perform on a timely basis its obligations under this Agreement. Schedule 2.04 lists all litigation to which Seller was a party during the past three (3) years (whether or not settled) with respect to the Branches, Assets or Liabilities.

2.05. Agreements with Governmental Authorities. Except for Permits set forth on Schedule 2.15, in relation to the Branches or any of the Assets or Liabilities, Seller is not a party to any agreement, understanding, consent decree or other arrangement with any Governmental Authority. Seller has not received written notice from any Governmental Authority indicating that it would oppose or not grant or issue its consent or approval, if required, with respect to the transactions contemplated by this Agreement. Seller has no reason to believe that any condition or fact exists with respect to Seller or its Affiliates that would impede or delay a sale of the Branches pursuant to this Agreement.

2.06. No Brokers or Agents. Seller has not retained or otherwise engaged any broker, finder or other person or agent or agreed to pay any fee or commission to any agent, broker or other person for or on account of this Agreement or the transactions contemplated hereby, other than fees to its attorneys and accountants.

2.07. Tax Matters.

(a) With respect to all interest bearing accounts assigned to Purchaser, the records of Seller transferred to Purchaser contain or will contain all information and documents (including without limitation properly completed Forms W-9 or W-8) necessary to comply with all information reporting and Tax withholding requirements under federal and state Laws, rules and regulations, and such records identify with specificity all accounts subject to backup withholding under the Internal Revenue Code of 1986, as amended (the “Code”).

(b) All Tax Returns and information reports, including, without limitation, Forms 1098, 1099 INT, 1099R, W-8, and W-9, required to be filed on or before the Closing Date by Seller or its Affiliates with respect to any Taxes payable in respect of the Assets or Liabilities or related to the Branches have been or will be timely filed with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are required to be filed. The Tax Returns are or will be true and correct in all material respects. All Taxes owed by Seller or its Affiliates with respect to the Assets or Liabilities or related to the Branches have been or will be paid. There are no claims, assessments, levies, administrative proceedings or litigation pending, or to Seller’s Knowledge, threatened by any taxing authority with respect to the Assets or Liabilities or related to the Branches; and no audit or investigation of any Tax Return of Seller or its Affiliates with respect to the Assets or Liabilities or related to the Branches is currently underway, or to Seller’s Knowledge, threatened.

2.08. IRA Account Documentation. The forms of Individual Retirement Custodial Account Agreement for IRA deposits, and the related Individual Retirement Account Disclosure Statements for IRA deposits attached hereto as Schedule 2.08 constitute the forms of the documents establishing the trustee or custodial arrangements in connection with all IRA deposits maintained at the Branches.

2.09. Labor Relations; Employee Benefits.

(a) No employee at the Branches is represented, for purposes of collective bargaining, by a labor organization of any type. To Seller’s Knowledge, there have been no efforts during the past three years to unionize or organize any employees at the Branches, and labor relations at the Branches are satisfactory. No causes of action, claims, charges, administrative investigations or litigation for wrongful discharge, violation of employment contract or employment claims based upon any Law or public policy related to employees at the Branches, is pending or, to Seller’s Knowledge, threatened against Seller or its Affiliates, or would arise or be reasonably likely to arise as a result of this Agreement or the transactions contemplated herein. Seller and its Affiliates have complied in all material respects with all Laws including, without limitation, those Laws relating to fair labor standards, wages, and hours (including payment for overtime), family and medical leave, employment discrimination (including discrimination based upon sex, pregnancy, marital status, age, race, national origin, ethnicity, sexual preference, disability, veteran status, religion or other classification protected by Law or retaliation for exercise of rights under applicable Law), equal employment opportunity and affirmative action, immigration, workplace safety, employee privacy, protection of employee rights, plant closings or mass layoffs, workers’ compensation and the collection and payment of all taxes and other withholdings. To Seller’s Knowledge, employees at the Branches are legally eligible for employment in the United States under applicable Law. Seller has not taken any action, and will not take any action with respect to the Branches, that could result in a “plant closing” or “mass layoff” within the definitions of the Worker Adjustment and Retraining Notification Act and related regulations (“WARN”) and any similar Laws prior to the Closing Date. Purchaser has taken, and will continue to take, all other steps necessary to eliminate any obligation of Seller or any of its Affiliates under WARN or any other similar Laws to give notice of any mass layoff or plant closing after the Closing Date.

(b) There are no liabilities, breaches, violations or defaults under any employee benefit plan, arrangement or contract sponsored, maintained or contributed to by Seller or any of its Affiliates that would subject the Assets, Purchaser, its employee benefit plans or its fiduciaries to any Taxes, penalties or other liabilities.

2.10. Environmental Matters. Except for any condition or other matter described in Schedule 2.10 hereto, (a) in relation to the Real Estate Interests or any of the other Assets or Liabilities, Seller is and has been for the last five years in compliance in all material respects with all applicable Laws relating to the protection or preservation of the environment, human health and safety, and natural resources, including without limitation, the release of any Hazardous Substances into the indoor or ambient air, ground or water (the “Environmental Laws”), (b) there is no litigation, notices of violation, requests for information, demands, orders or Proceedings pending or, to Seller’s Knowledge, threatened against Seller or, to Seller’s Knowledge, against any other person, with respect to the Real Estate Interests or other Assets by or before any Governmental Authority or by any third party that arises from or relates to any Environmental Laws or to any presence of or exposure to any Hazardous Substances, (c) there has been no Hazardous Substance handled, stored, disposed of, or released at or from any of the Owned Real Property or, to Seller’s Knowledge, the Leased Real Estate or Security Interest Property that requires any notice, further investigation, action or response by Seller under any applicable Environmental Laws, (d) to Seller’s Knowledge, there are no asbestos containing materials present in the Branches or, to Seller’s Knowledge, any other Real Estate Interest, (e) Seller maintains no security interest in any real estate, entity or asset securing a Loan which, to Seller’s Knowledge (i) has been impacted by Hazardous Substances in an amount or concentration that would trigger any notice, further investigation, response or action by Seller under any applicable Environmental Laws or (ii) found or designated by any Governmental Authority to be in violation of any applicable Environmental Law, and (f) to Seller’s Knowledge, there are no underground tanks or related pipes, pumps and other equipment whether active or abandoned at the Branches, or any other Real Estate Interests, and (g) Seller has identified and made available to the Purchaser every environmental investigation, study, audit, test and other analysis conducted by or for or in the possession of the Seller in relation to the Real Estate Interests and other Assets. Except as provided in Section 2.03(b), the representations and warranties of the Seller under this Section 2.10 shall be the sole representations and warranties of the Seller with regard to Environmental Laws and Hazardous Substances.

2.11. Deposits. Seller has provided to Purchaser a true and accurate data file of all Deposits (including IRA deposits), and related information, which are domiciled at the Branches, prepared as of a date within 10 days prior to the date of this Agreement, which data shall be updated at and as of 45 days prior to the Closing Date, the Closing Date and which data shall be further updated on the True-Up Date as of the Closing Date, and, in each case as of the respective dates thereof, shall be true and accurate as of such date. All Deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) to the maximum applicable legal limits. Seller complied in all material respects with all aspects of the TLGP. The Deposits were solicited and currently exist in material compliance with all applicable requirements of all applicable Laws.

2.12. Loans. Seller has provided to Purchaser a true and accurate data file of all Loans, including accrued and unpaid interest thereon, prepared as of a date within 10 days prior to the date of this Agreement, as set forth in Schedule 1.01(d)(1) hereto, which data shall be updated at and as of 45 days prior to the Closing Date, the Closing Date, and the True-Up Date as of the Closing Date, and, in each case as updated, shall be true and accurate as of each such date.

(a) Each Loan included in the Assets was made or acquired by Seller or its predecessor in the Ordinary Course of Business consistent with its policies and guidelines then in effect.

(b) None of the Loans is presently serviced by third parties, and there are no obligations, agreements or understandings whatsoever that could result in any such Loan becoming subject to any such third party servicing.

(c) There are no misrepresentations of material facts made by or on behalf of Seller in the credit files relating to the Loans, provided that the term “facts” shall not include judgments or opinions of such officers or employees which were made in good faith based on information supplied by the borrower, or developed by Seller as a result of diligence by Seller, to which nothing to the contrary has come to Seller’s knowledge.

(d) With respect to each Loan:

(i) Such Loan was solicited, originated and currently exists in compliance in all material respects with all applicable policies and procedures of Seller and all applicable Laws;

(ii) Each note, document, agreement and instrument evidencing a Loan and any related security agreement or instrument (including any guaranty or similar instrument, surety, bonds, insurance, or purchase, take-out or other commitments) constitutes a valid, legal and binding obligation of the obligor thereunder, enforceable in accordance with its terms, subject as to enforcement to the Enforceability Exceptions, and is included in the related Loan file; and all actions necessary to perfect any related security interest have been duly taken;

(iii) There has been no modification to or waiver of the terms of the applicable Loan and all related documents, instruments and agreements, except as reflected in writing in the loan file for such Loan;

(iv) Except as set forth in Schedule 1.01(d)(iv), there is no valid claim or valid defense (including the defense of usury) to the enforcement of such Loan or a valid right of setoff or rescission and to Seller’s Knowledge no such right has been asserted with respect thereto;

(v) Seller has not taken or failed to take any action that would entitle any obligor or other party to assert successfully any claim against Seller or Purchaser (including without limitation any right not to repay any such obligation or any part thereof);

(vi) Such Loan was made in all material respects in accordance with Seller’s standard underwriting and documentation policies, procedures and guidelines as in effect at the time of its origination and has been administered substantially in accordance with Seller’s standard loan servicing and operating procedures and other policies as in effect from time to time;

(vii) There is no pending or, to Seller’s Knowledge, threatened litigation which may affect in any way the title or interest of the Seller in and to such Loan, the collateral for such Loan and the promissory note or the mortgage or deed of trust and any related guaranties or the obligations of all obligors under such Loan and related documents, instruments and agreements; and

(viii) There are no pending or, to Seller’s Knowledge, threatened foreclosures, total or partial condemnation or repossession proceedings or insurance claims with respect to such Loan or the collateral for such Loan.

(e) There are no credit life, accidental and health and other insurance and debt deferral or debt cancellation instruments (collectively, “Credit Protection Instruments”) written by or on behalf of Seller on any Loans or insuring collateral securing any Loans.

(f) In connection with the transfer of any Loans or the servicing thereof that require notice to the related borrower, Seller will notify Purchaser, and will comply with all notice and reporting requirements of the Loan documents and of any Law and cooperate with, and provide Purchaser evidence of compliance.

(g) All Loans are valid and enforceable and are not, as of the Closing, subject to any litigation, actions, Proceedings, claims, disputes or counterclaims, including without limitation, arbitration, mediation or other dispute resolution of any kind.

2.13. Personal Property. Schedule 1.01(b) is a true and accurate schedule of the Personal Property owned by Seller at the Branches, which schedule specifies the net book value of all of the items in each such category as shown on the financial records of Seller, computed as of September 30, 2009 and describing any security interest therein or lien thereon, which schedule shall be updated at the Closing Date and which schedule shall be further updated on the True-Up Date as of the Closing Date, and, in each case as updated, shall be true and accurate as of such date. Seller represents that the Personal Property is in good condition and repair, ordinary wear and tear excepted.

2.14. FIRPTA. Seller is not a foreign person within the meaning of the Code § 1445.

2.15. Compliance with Laws.

(a) The conduct of banking business at the Branches is now, and has been for the past three years, in compliance in all material respects with all applicable Laws and Governmental Authority interpretations thereof, applicable to Seller’s conduct of such business. Seller has not received any written, or to Seller’s Knowledge, oral notice from any Governmental Authority or any other Person regarding (i) any violation of, or failure to comply with, or liability under any applicable Law or (ii) any obligation or liability of Seller with respect to the Branches, Assets or Liabilities, or any increase in the operation of, or other costs or changes related to, the Branches.

(b) Schedule 2.15 contains a complete list, as of the date of this Agreement, of all material Permits issued to the Seller in connection with the Branches, and the Assets and Liabilities. Seller is in compliance in all respects with all such listed Permits, all of which are in full force and effect. Seller has not received any written, or to Seller’s Knowledge, oral notice that revocation or change is being considered with respect to any of such Permits or that Seller is in violation of any such Permit.

2.16. Books and Records. The books and records of Seller relating to the Branches, the Liabilities and the Assets are complete and correct in all material respects and have been maintained in accordance with good business practice and the Seller’s internal controls and in all respects with the Foreign Corrupt Practices Act (the “FCPA”). Such books and records have been made available to Purchaser. Such records have been prepared, to the extent applicable, in accordance with generally accepted accounting principles consistently applied throughout the periods involved. The records fairly present the financial position of the Branches as of the date thereof, and the results of operations for the Branches for the periods referred to therein. Seller does not have any liabilities (absolute or contingent) which relate to or affect the Branches, the Assets or the Liabilities that are not reflected or provided for in the records.

2.17. Absence of Certain Changes and Events. Except (a) with respect to the Excluded Assets and the Retained Liabilities, or (b) as otherwise contemplated by this Agreement, since September 30, 2009, (i) the Branches have not suffered any event which has had or is reasonably likely to have a Material Adverse Effect, and (ii) the Branches have been operated in the Ordinary Course of Business and in substantially the same manner as previously conducted by the Seller. Without limiting the generality of the foregoing, since September 30, 2009, Seller has not, except as disclosed in Schedule 2.17:

(a) suffered any change which would have a Material Adverse Effect with respect to the Branches, the Assets or Liabilities or the Seller’s ability to consummate the transactions contemplated by this Agreement;

(b) except in the Ordinary Course of Business, (i) sold, transferred, leased, pledged, mortgaged, or otherwise encumbered or (except for this Agreement) agreed to sell, transfer, lease, pledge, mortgage or otherwise encumber, any of the Assets or rights with respect thereto, or (ii) canceled, waived, compromised or agreed to cancel, waive or compromise any debts, claims or rights with respect to the Assets or the Liabilities;

(c) made or permitted any amendment, termination, lapse of, or waiver or consent to, any Contract, lease, agreement, Consent, license or Permit with respect to the Branches, except as disclosed on Schedule 2.17;

(d) made any change in any method of management or operation of the Branches not in the Ordinary Course of Business or any accounting change, except as may be required by generally accepted accounting principles or generally applicable regulatory requirements;

(e) granted any increase in the compensation of its officers or employees located at the Branches (including any increase pursuant to any bonus, pension, profit sharing or other plan or commitment), except for periodic increases in the Ordinary Course of Business made pursuant to established compensation policies applied on a basis consistent with that of the prior year, other than increases and payments necessary, in the employer’s reasonable discretion, to maintain and preserve the operation of the Branches, all of which increases that relate to employees located at the Branches shall be promptly disclosed in writing to Purchaser by Seller within five (5) business days of being made;

(f) caused the Branches to transfer to Seller’s other operations any deposits other than deposits securing any loans, except in the Ordinary Course of Business at the unsolicited request of depositors, or caused any of Seller’s other operations or customers to transfer to the Branches any deposits or loans, except in the Ordinary Course of Business at the unsolicited request of depositors or loan customers, as applicable;

(g) made any change to its customary policies for setting rates on deposits offered at the Branches, including any increase in interest rates paid unless (and only to the extent that) Seller has effected such a rate increase in its other branches and such changes generally do not exceed the generally prevailing rates for similar deposits at similarly situated financial institutions in the respective market areas served by the Branches;

(h) entered into any other transaction or conducted its affairs, in either case related to the Assets or the Liabilities, other than in the Ordinary Course of Business and consistent with prudent banking practices except as contemplated by this Agreement;

(i) subjected to any Lien any portion of the Assets or any interest thereon, except Permitted Liens;

(j) suffered any damage, destruction, impairment, casualty loss, condemnation, taking by eminent domain to any real, or personal or mixed property included in the Assets, whether or not covered by insurance, in each case and the aggregate, in excess of $25,000; or

(k) committed to or entered into any understanding, arrangement or agreement (written or unwritten) to do any of the foregoing.

2.18. Closing Date. Each representation and warranty of Seller set forth in this Agreement shall be deemed to be made on and as of the date hereof and as of the Closing Date, provided, however, that if a representation or warranty is made as of a specific date, then such representation or warranty shall be understood to have been made on and as of the date hereof and as of the Closing Date, but giving effect to such date contained therein.

2.19. [Intentionally Deleted].

2.20. Insurance. Schedule 2.20 lists each insurance policy maintained by Seller with respect to the Branches. Since January 1, 2009, with respect to the Branches,, Seller has not been refused any insurance coverage for which it has applied or had any insurance policy canceled. Such insurance coverage will be continued and maintained by Seller in full force and effect through the Closing Date.

2.21. Disclosure. No representation or warranty by the Seller contained in this Agreement, nor in any schedule or schedule furnished to the Purchaser by the Seller under and pursuant to, or this Agreement contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements and information contained herein, in light of the circumstances under which it was or will be made, not misleading.

2.22. Contracts. Schedule 2.22 contains a true and complete list of all Contracts of the following types to which (a) Seller (but only if such Contract relates to the Branches or services provided at the Branches) is a party, or (b) any of the Assets or Liabilities are subject:

(a) any Contract pursuant to which Seller has incurred, or is obligated to incur, Indebtedness or has become a guarantor or surety or pledged its credit for or otherwise become responsible with respect to any undertaking of another Person;

(b) any Contract with (i) any Affiliate of Seller, or (ii) any officer, director, employee, Agent, or independent contractor of Seller, other than normal expense reimbursement arrangements made in the Ordinary Course of Business in accordance with the Seller’s policies and procedures;

(c) any Contract involving a partnership, joint venture or other cooperative undertaking;

(d) Contract with any labor union or enter into collective bargaining agreement Contract or an understanding for the employment of any officer, individual employee or other person (regardless of capacity) on a full time, part time or consulting basis (but excluding any Contract relating to any Seller Benefit Plan);

(e) any Contract involving the licensing, sharing, assignment or transfer of Intellectual Property, except “off the shelf” commercially available software programs purchased or licensed for less than $25,000 individually or in the aggregate;

(f) any Contract, which requires payment in excess of $25,000 individually or in the aggregate per annum or during its term, under which it is lessee of or holds or operates any personal property owned by any other Person;

(g) any Contract which prohibits it from freely engaging in the operation of the Branches; or

(h) any other Contract whether or not entered into in the Ordinary Course of Business providing for the payment or receipt of more than $25,000 individually or in the aggregate per annum or during its term, with any Person not terminable by Seller on thirty (30) days’ or less notice without penalties, fees or charges; or

(i) any other Contracts that is material to the Branches, Assets or Liabilities. Seller has delivered to the Purchaser copies of each written Contract that is listed on Schedule 2.22, together with all amendments, waivers or other changes thereto, all of which are in writing, and a written description of all material terms of any oral contracts, understandings or arrangements or amendments, waivers or other changes thereto. With respect to each of the Contracts set forth on Schedule 1.01(h): (i) each such Contract is in full force and effect and is a legal, valid and binding agreement of the Seller, subject only to the Enforceability Exceptions, (ii) there is no default or breach by Seller, or, to the Seller’s Knowledge, any other party or person in interest therein, including without limitation, any guarantor, surety or other person, in the timely performance of any obligation to be performed or paid thereunder or any other material provision thereof, (iii) no such Contract has been amended, modified, supplemented or otherwise altered or changed, (iv) Seller has in all material respects performed all of the obligations required to be performed by it to the date of this Agreement and is not in receipt of any claim of default under any such Contract, and (v) to the Seller’s Knowledge, no event has occurred which with the passage of time or the giving of notice or both would result in a breach, default or event of default under any such Contract by Seller or any other party to, or obligor under, such Contract.

2.23. Related Party Transactions. With respect to the Branches, Assets and Liabilities, none of the Seller or its Affiliates, nor any current or former director, officer or employee of the Seller: (a) has or during the last five fiscal years has had any direct or indirect interest in any material property, asset or right that is owned or used by the Seller in the conduct of its business or (b) is, or during the last five fiscal years has been, a party to any agreement or transaction with the Seller, other than deposits and loans (i) made in the Ordinary Course of Business, (ii) made on substantially the same terms as those prevailing in the market for comparable transactions with Persons not affiliated with Seller, and not (iii) not involving more than normal risk or otherwise presenting other unfavorable features.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby severally represent and warrant to Seller with respect to each of them, respectively, as follows:

3.01. Corporate Organization and Related Matters.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and Purchaser is a national banking association duly organized, validly existing and in good standing under the Laws of the United States. Each of Parent and Purchaser has the corporate power and authority to engage in all businesses in which it engages and to enter into this Agreement. The execution and delivery of this Agreement does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not, violate, conflict with or constitute a breach of any provision of the articles of incorporation, articles of association or bylaws of Parent or Purchaser or any agreement or instrument to which it is a party or by which it is bound, or (subject to any consent required to be obtained hereunder) any Law applicable by its terms specifically to Parent or Purchaser, or their respective businesses.

(b) Except as set forth on Schedule 3.01, no consent, waiver, approval, authorization, Order or Permit of, or declaration or filing with, or notification to, any Person is required in connection with the execution and delivery by Parent or Purchaser of this Agreement or the consummation of the transactions contemplated hereby.

3.02. Execution of Agreement; Enforceability. The execution and delivery of this Agreement and each of the documents and instruments contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Purchaser, respectively. This Agreement constitutes, and such documents and instruments will constitute, legal, valid and binding obligations of Parent and Purchaser, respectively, enforceable in accordance with their respective terms, subject to the Enforceability Exception.

3.03. Actions, Suits and Proceedings. There are no actions, suits or proceedings pending or, to Parent’s Knowledge, threatened against or affecting Parent or Purchaser, respectively, which if decided adversely to Parent or Purchaser would have a Material Adverse Effect on Parent or Purchaser, respectively. There are no actions, suits, or proceedings pending or, to the respective Knowledge of Parent or Purchaser, threatened, which question the legality, validity or enforceability of this Agreement or any of the transactions contemplated hereby or that could, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent or Purchaser to perform on a timely basis its obligations under this Agreement or the ability of Parent to timely acquire Purchaser pursuant to the Merger Agreement.

3.04. Agreements with Governmental Authorities. Parent is not a party to any agreement, understanding, consent decree or other arrangement with any federal or state banking regulator or agency or other Governmental Authority which would have a Material Adverse Effect on Parent or Purchaser. Neither Parent nor Purchaser has received notice from any Governmental Authority indicating that it would oppose or not grant or issue its consent or approval, if required, with respect to the transactions contemplated by this Agreement and the acquisition of Purchaser by Parent, and neither Parent nor Purchaser has any reason to believe that all such consents or approvals will not be obtained.

3.05. No Brokers or Agents. Parent has not retained or otherwise engaged any broker, finder or other person or agent or agreed to pay any fee or commission to any agent, broker or other person for or on account of this Agreement or the transactions contemplated hereby, other than its attorneys and accountants, other than Stifel, Nicolaus & Company.

3.06. Regulatory Capital and Condition. Upon its acquisition of Purchaser, Parent and Purchaser will be in compliance with all applicable capital standards and has no reason to believe that it will be unable to obtain the required regulatory approvals for the transactions contemplated by this Agreement solely as a result of its regulatory capital level. As of the date of this Agreement, there is no pending or, to Parent’s Knowledge, threatened legal or governmental proceeding against Parent or Purchaser that would (i) affect Parent’s ability to obtain the required regulatory approvals or satisfy any of the other conditions required to be satisfied in order to consummate any of the transactions contemplated by this Agreement and the acquisition of Purchaser, or (ii) the approvals Purchaser requires to complete the transactions contemplated by this Agreement.

3.07. Regulatory Approvals. Parent and Purchaser has no reason to believe that they cannot obtain the regulatory approvals needed by them in order to consummate the transactions contemplated hereunder without undue delay.

3.08. Closing Date. Each representation and warranty of Parent set forth in this Agreement shall be deemed to be made on and as of the date hereof and as of the Closing Date.

3.09. Disclosure. No representation or warranty by Parent or Purchaser contained in this Agreement, nor in any schedule or schedule furnished to the Seller by the Purchaser under and pursuant to this Agreement contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements and information contained herein, in light of the circumstances under which it was or will be made, not misleading.

SECTION 4

CONDUCT OF BUSINESS PENDING CLOSING DATE

4.01. Ordinary Course of Business. With respect to its business and operations at the Branches and in connection with the Assets and Liabilities, Seller shall carry on its business in the Ordinary Course of Business, except with the prior written consent of Parent.

4.02. Preservation of Business. Seller shall use its Best Efforts to preserve the Assets, Liabilities, customer relationships, business organizations and business operations as conducted in the Branches, to preserve for Parent and Purchaser the goodwill of its customers and others doing business at the Branches and to cooperate with and assist Parent in assuring the orderly transition of such business from Seller to Purchaser pursuant to this Agreement.

4.03. Indebtedness and Collateral Obligations. Seller shall not incur, or permit to be incurred, any indebtedness secured by any of the Assets or otherwise encumber, or permit to be encumbered, any of the Assets and shall not enter into or assume any Contract which would be required to be set forth on Schedule 2.20 or obligation affecting the Assets and Liabilities without first obtaining Parent’s written consent.

4.04. Certain Actions. Seller and Seller’s Affiliates shall not, without the prior consent of Parent, take or allow to be taken any action, or omit to take or allow to be omitted from being taken any action, which would make any representation or warranty contained in Section 2 hereof untrue in any material respect, or which would breach any of Seller’s covenants or agreements herein.

4.05. Communications to Employees. Seller shall not distribute or otherwise convey to any of its employees (whether located at the Branches or the Retained Florida Branches) without the prior written approval of Parent, any communications intended to be made to any of its employees with respect to any compensation, or any employee benefit plans or programs of Parent.

SECTION 5

COVENANTS

5.01. No Offers or Negotiations. Neither Seller nor any of its Affiliates will, directly or indirectly, through any officer, director, direct shareholder, representative or other person, discuss, undertake, authorize, negotiate, solicit, initiate or encourage submission of proposals or offers from any other Person (including any of its or their officers, directors, employees or significant shareholders) relating to any acquisition or purchase of any portion of the Assets or Liabilities, or any other possible transaction which would materially impair or otherwise interfere with the consummation of the transactions contemplated hereby (each, a “Competing Transaction”), (ii) encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of a Competing Transaction, (iii) or furnish or cause to be furnished, to any Person, any information concerning the business, operations, Assets or Liabilities of the Branches in connection with a Competing Transaction, except where the Board of Directors of Seller determines, based on the advice of counsel, that the failure to furnish such information or participate in such negotiations reasonably would be deemed to be constitute a breach of the fiduciary or legal obligations of the Seller’s Board of Directors to its shareholders. Seller shall promptly cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent and Purchaser) conducted heretofore with respect to any Competing Transaction. Seller agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which Seller is a party.

5.02. Access to Books and Records.

(a) To the extent it is legally permitted to do so, and subject to Section 5.03, Seller shall furnish Purchaser with such additional financial and other data and information regarding the Assets and Liabilities as Parent and Purchaser reasonably may request from time to time, including any information required for inclusion in all applications to Governmental Authorities necessary to effect the transactions contemplated hereby and the Merger. In addition, upon reasonable notice and subject to the following terms and conditions, Seller shall permit officers and authorized representatives of Parent and Purchaser access to inspect the Branches during normal business hours or at such other times mutually agreed by both parties, permit Parent and Purchaser to make or cause to be made such reasonable investigation of information and materials relating to the financial condition of the Branches, including, if any, general and subsidiary ledgers, deposit and loan records and any other information concerning the business, property and legal questions concerning the Branches as Parent and Purchaser reasonably deem necessary or advisable, and permit Parent and Purchaser to discuss with Branch officers and employees employment and benefit matters and the transfer of their employment to Purchaser, and, subject to the agreement of Parent and Purchaser, to train the Branch officers and employees.

(b) In relation to any Real Estate Interests, Purchaser shall have the right, at its sole cost and expense, to conduct a Phase I Environmental Assessment conforming to ASTM E-1527-05 and environmental compliance audit using a licensed and reputable consultant reasonably acceptable to Seller; provided, that (i) such approval shall not be unreasonably withheld or delayed by Seller, (ii) any environmental investigation at a Leased Real Property shall be subject to any restrictions imposed under the applicable lease agreement, (iii) no sampling shall be permitted except with the prior written consent of the Seller (which consent shall not be unreasonably withheld or delayed), and (iv) Parent shall indemnify and hold harmless the Seller for any direct physical damages to the Real Estate Interests as a result of such activity; provided, however, that any adverse effects on the value or use of such property shall not be subject to such indemnification under this Section 5.02(b). If any such Phase I Environmental Assessment identifies a “recognized environmental condition” as defined in ASTM 1527-05 that could reasonably be expected to give rise to an Environmental Liability that would exceed $100,000, the Seller and Purchaser shall negotiate in good faith as to whether to exclude such Asset, adjust the Payment Amount, and/or take any other action that might be agreed to by Seller and Purchaser.

5.03. Confidentiality. Parent and Seller acknowledge that they have entered into that certain Non-Disclosure and Confidentiality Agreement dated May 1, 2009 (the “Confidentiality Agreement”) and shall continue to be bound by its terms for the time period provided in the Confidentiality Agreement, and Purchaser agrees to be bound to the Confidentiality Agreement to the same extent as Parent. Notwithstanding the foregoing, Parent, Purchaser and Seller agree that (A) Parent may prepare and issue a press release announcing that Purchaser will be acquiring the Assets and assuming the Deposits pursuant to this Agreement and, if applicable, may file a Current Report on Form 8-K related to Purchaser’s entering into this Agreement, and (B) Seller may prepare and issue a press release announcing that Seller will be selling and transferring the Assets and Liabilities pursuant to this Agreement and may file a Current Report on Form 8-K related to Seller’s entering into this Agreement; provided, however, that each party shall have the right to review and approve the other party’s press release, which approval shall not be unreasonably withheld or delayed; provided, further, that no announcement of the Purchase and Assumption shall precede the announcement by Parent of the Merger. If the Agreement is terminated pursuant to Section 8 hereof, the confidentiality obligations shall continue for 24 months from the date of such termination. If the transactions contemplated by this Agreement are consummated, the confidentiality obligations shall continue for 24 months from the Closing Date.

5.04. Applications, Consents and Approvals.

(a) Each party agrees to use its Best Efforts to obtain or to make, and, where necessary, to assist the other party in obtaining or making, the regulatory approvals or notices with the appropriate federal and state banking regulatory authorities required by Law for approval or notice of the transactions contemplated by this Agreement and the Merger.

(b) As soon as practicable following the execution of this Agreement but in no extent later than 45 days from the date hereof, Parent and Purchaser shall prepare and file all necessary applications and notices for approval of the transactions contemplated by this Agreement and the acquisition by Parent of Purchaser with the appropriate regulatory authorities having jurisdiction over such matters. Parent and Purchaser will provide Seller with copies of all such regulatory filings and all correspondence with regulatory authorities in connection with the transactions contemplated by this Agreement for which confidential treatment has not been requested. Parent and Purchaser shall promptly notify Seller upon receipt by Purchaser of notification that any application provided for hereunder has been accepted or denied.

(c) Each party shall comply with the normal and usual requirements imposed by regulatory authorities applicable to effectuate transactions such as the transactions contemplated hereby, shall use their respective Best Efforts to obtain any required consent of such regulatory authorities and to provide to each other any additional assistance that would expedite preparations for the sale of the Assets to and the assumption of Liabilities by Purchaser. Each party shall promptly notify the other of the scheduling of any meeting with federal or state regulatory authorities concerning the subject matter hereof and shall report the results of such meetings.

(d) From the date of this Agreement until all necessary consents from the landlords pursuant to the lease agreements (“Landlord Consents”) for the Leased Real Property are obtained, Seller shall use its Best Efforts to obtain all necessary Landlord Consents to transfer and assign all of Seller’s right, title and interest as lessee in the Leased Real Property to Purchaser. If any such required Landlord Consent cannot be obtained, notwithstanding any other provision herein, all Assets and Liabilities associated with the relevant Branch will not be transferred to Purchaser at the Closing, nor will the Purchaser have any obligation to take and assume such Assets and Liabilities or to make any payments in respect thereof to Seller, unless Seller can provide alternative, nearby bank-ready equivalent facilities or substantially equivalent facilities.

(e) Each party will use their Best Efforts to obtain promptly and diligently all other consents and approvals of third parties to the transactions contemplated hereby.

5.05. Reports to Purchaser.

(a) Until the earlier to occur of the Closing Date or the termination of this Agreement, Seller shall provide to Purchaser a monthly Deposit and Loan summary showing all the Deposits and Loans and such other reports and information as Purchaser reasonably may request from time to time concerning the Assets and Liabilities and the business and operations of Seller at the Branches and the Loans and Deposits of the Retained Florida Branches to be transferred hereby to Purchaser pursuant to the notice provisions under Section 11.06 hereof. Notwithstanding the foregoing, Seller shall promptly notify Purchaser of any material adverse change in the Assets or Liabilities, including the Loans and Deposits.

(b) In addition to the foregoing and the provisions of Section 5.02, Seller will provide Purchaser with a separate list and all information related to Loans made after the date of this Agreement and Purchaser may, at its election, designate any such Loan as an Excluded Loan on Schedule 1.02(c) hereto.

5.06. Operational and Data Processing Conversion Matters. Seller shall, and shall cause its data processors, contractors, agents, officers and employees to, cooperate with Parent and Purchaser in planning for and converting the operations of each of the Branches from a branch of Seller to a branch of Purchaser, including the conversion of data processing to Purchaser’s systems, such that the Purchaser and Seller will be able to convert the account information regarding the Deposits and the Loans transferred to Purchaser at the Closing to Purchaser’s data processing provider on the Closing Date. The parties shall work diligently to complete the conversion as provided above and Seller shall use its Best Efforts to assist Parent and Purchaser and any designated service provider in effecting the conversion, and in resolving any conversion or operating issues before, upon and following the Closing. Except as otherwise provided herein, all costs and expenses of the data processing and other similar conversions to Purchaser’s systems shall be borne by the party incurring the respective costs and expenses.

5.07. Further Assurances. From time to time after the Closing Date, Seller will provide such bills of sale, special warranty deeds, powers of attorney, acknowledgments and other instruments of conveyance and transfer as in the reasonable judgment of Purchaser shall be necessary and appropriate to vest in Purchaser the legal and equitable title to the Assets (other than the Leased Real Property), free and clear of all Liens other than Permitted Liens.

5.08. Allocation of Purchase Price. The purchase price of the Assets and Liabilities hereunder shall be allocated on an allocation schedule to be agreed to in writing by Purchaser and Seller prior to the Closing. Within 60 days of the Closing, Seller shall prepare an IRS Form 8594 reflecting the allocation of the purchase price as agreed to by Seller, Parent and Purchaser and shall submit such Form 8594 to Parent and Purchaser for review. Parent and Purchaser shall inform Seller in writing of any disagreements with the amounts allocated on such Form 8594 within 15 days after receipt. The amounts shown on such Form 8594 shall become final should Parent and Purchaser fail to so inform Seller of any disagreement within 15 days. Parent, Purchaser and Seller agree that they will not take, nor will they permit any Affiliate to take, for income tax reporting purposes a position inconsistent with such allocation.

5.09. Real Estate Matters. Seller will provide, at Seller’s expense, Parent and Purchaser with a commitment or commitments for title insurance with respect to each parcel of real property comprising the Owned Real Property (including all documents, instruments or agreements evidencing or creating the exceptions referenced in such commitment) from a title insurance company reasonably acceptable to Parent and Purchaser within 60 days after the execution of this Agreement. Parent and Purchaser each shall have 15 business days after the receipt of the commitment for title insurance to object, in writing, to any exceptions or other matters contained therein, other than for current taxes not delinquent, printed exceptions generally contained in any owner’s standard coverage policy of title insurance, rights of government entities to make cuts and fills in connection with construction and/or maintenance of any public roadways adjoining the real property and identified easements and reservations of record or other matters which do not adversely effect the use or value of each such parcel of real property as a bank branch office. If no objections are made, Parent and Purchaser shall be deemed to have accepted the status of title. If Parent or Purchaser gives timely notice of its objections, Seller shall have the opportunity (but not the obligation) for 10 business days from the date of such notice to cure the objection. Parent or Purchaser may obtain a survey of the Owned Real Property, at its expense. If Parent or Purchaser obtains a survey, Parent or Purchaser shall have 10 Business Days after the receipt of such survey to object, in writing, to any matters contained therein which adversely affect the use or value of each applicable parcel as a bank branch. If no objections are made, Parent and Purchaser shall be deemed to have accepted the survey. If Parent or Purchaser gives timely notice of its objections, Seller shall use its Best Efforts to cure the objection prior to Closing. Seller has provided all surveys, plats, titles, records, any other similar information held by or for Seller to Purchaser and will deliver any originals thereof to Purchaser at Closing.

5.10. Notification of Certain Matters. Seller, on the one hand, and Parent and Purchaser, on the other hand, agree to give prompt notice to the other of (a) the occurrence, or failure to occur, of any event the occurrence or failure to occur of which would be likely to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing Date, (b) any failure on its part to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder and (c) the occurrence of any event that may make the satisfaction of the conditions in Articles 6 and 7 respectively impossible, unlikely or untimely; provided that the delivery of any notice pursuant to this Section 5.10, does not limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the parties hereto.

5.11. Transfer of Deposits. Prior to the Closing, Seller shall not (a) cause or otherwise allow the Branches to transfer to Seller’s other operations any Deposits other than Deposits securing any loans that are Excluded Assets, except in the Ordinary Course of Business at the unsolicited request of depositors, or (ii) cause or otherwise allow any of Seller’s other operations to transfer to the Branches any Deposits, except in the Ordinary Course of Business at the unsolicited request of depositors and except for deposits of customers who are obligated on Loans originated at Retained Florida Branches which are mutually acceptable as Loans to be sold hereunder to Purchaser. Loans that are Excluded Assets shall be transferred effective not later than Closing to Seller’s other operations.

5.12. Systems Conversion.

(a) Immediately following the execution and delivery of this Agreement, all matters related to the data processing conversion (the “Conversion”) respecting the Branches and their Assets and Liabilities shall begin, and each of the parties shall designate representatives that will coordinate such Conversion and complete the Conversion in a manner satisfactory to Parent and Purchaser.

(b) Seller and Purchaser shall cooperate with each other and shall use their Best Efforts in order to cause the timely transfer of information concerning the Deposits, Deposit Accounts and the Loans which are maintained on Seller’s data processing systems in accordance with the plan of Conversion. Within five (5) business days after the date of this Agreement, Seller, Parent and Purchaser shall each designate an appropriate representative to be responsible for the necessary cooperation of the parties and to act as an initial contact for responding to questions and requests for information. Financial Performance Partners, LLC shall coordinate the Conversion for and on behalf of Parent and Purchaser. The parties acknowledge that the goal of such cooperation is to enable Parent and Purchaser to obtain and conform data prior to the Closing so that such back office conversion is completed and Purchaser is processing all data relating to the operations of the Branches at the Closing Date.

(c) Following execution of this Agreement, Seller will prepare and coordinate delivery to Parent and Purchaser (via Parent) at a location designated by Parent, two copies of magnetic tapes (or cartridges), corresponding layouts, and applicable balancing reports, in a mutually acceptable format, with respect to the Deposits, Deposit Accounts and Loans, as described herein. The first set will be created after processing on a night as soon as practical following the date of this Agreement to be shipped by a mutually acceptable carrier. The second set will be created after processing on a night approximately two weeks prior to the Closing Date and will be shipped by a mutually acceptable carrier. The third set will be the actual Conversion set and will be created after processing on the night of the Closing Date and will be ready for Purchaser to pick up at a time to be mutually agreed upon but no later than midnight (Eastern Time) the first day following the Closing Date. This third set will be accompanied by a backup set.

SECTION 6

CONDITIONS TO OBLIGATIONS OF PARENT AND PURCHASER

The obligations of Parent and Purchaser to complete the transaction provided for in this Agreement are subject to and conditioned upon the fulfillment, on or before the Closing Date, of each of the following conditions, unless waived by Parent on behalf of itself and Purchaser in writing, to the extent permitted by Law:

6.01. Accuracy of Representations. The representations and warranties made by the Seller in this Agreement (considered both individually and collectively) which are qualified as to materiality must have been true and correct in all respects as of the date of this Agreement and must be true and correct in all respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and the representations and warranties which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and must be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date; provided, however, if a representation or warranty is made as of a specific date, then such representation or warranty shall be understood to have been made on and as of such date.

6.02. Obligations Performed by Seller. Seller shall have performed and complied in all respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

6.03. Certificates and Resolutions. Seller shall have delivered to Purchaser (i) a certificate of an authorized officer, dated the Closing Date, certifying to the fulfillment of each of the foregoing conditions, and (ii) resolutions of the board of directors of Seller and the sole shareholder of Seller, respectively, authorizing this Agreement and the transactions contemplated herein.

6.04. Absence of Material Adverse Change. There shall have been no change after the date hereof in the assets, properties, business, personnel or financial condition of the Seller or any of its Subsidiaries which, individually or in the aggregate, has had or could reasonably be expected to have, a Material Adverse Effect on the Branches or Seller’s ability to consummate the transactions contemplated by this Agreement; nor shall any event (including, without limitation, acts of God, force majeure, weather related and terrorist related events) have occurred which, with the lapse of time, could reasonably be expected to cause or result in a Material Adverse Effect on the Branches or Seller’s ability to consummate the transactions contemplated by this Agreement; provided, however, that such a change for purposes of this Section 6.04, does not include a change with respect to, or effect on, the Branches resulting from (i) a change in Law or generally accepted accounting principles in the United States applicable to banks generally, (ii) the results of complying with the terms of this Agreement, (iii) any classification or downgrade of Loans referred to in Section 1.02(c) above or which would permit the Purchaser to exclude such Loan under Sections 1.02(c) or (iv) any other matter affecting federally-insured depository institutions generally, including changes in general economic conditions and changes in prevailing interest or deposit rates; provided, any such change under this clause (iv) does not impact the Branches more adversely than other similarly situated financial institutions in the same markets as the Branches.

6.05. Certain Regulatory Approvals. Parent, Purchaser and Seller shall have received from the appropriate federal and state regulatory authorities all approvals necessary for the consummation of the transactions contemplated hereby, including the acquisition of Purchaser by Parent and for Purchaser to acquire and operate branch banking offices and the business currently conducted at the Branches by Seller, such approvals shall be in full force and effect and all waiting periods imposed by Law shall have expired, unless any approval for consummation of the transactions contemplated hereby imposes any condition or requirement which in the reasonable judgment of Parent would materially and adversely impact the economic or business benefits of the transactions contemplated by the Agreement.

6.06. Deposits. At Closing, Seller shall fully disclose and identify, through transfer of appropriate records or otherwise, all Deposit accounts on which holds have been placed which contain uncollected balances, and stop payment orders, and the amounts thereof.

6.07. Title Assurance and Surveys. Purchaser has accepted the commitment(s) and any survey(s) in accordance with Section 5.09, or Seller has performed its obligations under Section 5.09; provided, however, that no objection raised by Parent or Purchaser under Section 5.09 and not cured by Seller shall have a material adverse effect on the use of the Owned Real Property as a bank branch office.

6.08. No Injunctions. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal the consummation of the transaction contemplated hereby.

6.09. Systems Conversion. All matters related to the Conversion respecting the Branches shall be reasonably satisfactory to the Parent and Purchaser and all Conversions shall be scheduled to occur on the Closing Date, unless the parties shall have agreed to temporary services with respect to any non-core data processing service.

6.10. Allocation of Purchase Price. Pursuant to Section 5.08 hereof, Seller and Purchaser have agreed in writing to the allocation of the purchase price of the Assets and Liabilities hereunder.

6.11. Merger Shall be Effective. The Merger shall have become effective and the Purchaser shall be wholly-owned by Parent.

SECTION 7

CONDITIONS TO OBLIGATIONS OF SELLER

The obligations of Seller to complete the transaction provided for in this Agreement are subject to and conditioned upon the fulfillment, on or before the Closing Date, of each of the following conditions, unless waived by Seller in writing to the extent permitted by law:

7.01. Accuracy of Representations. The representations and warranties made by the Purchaser in this Agreement (considered both individually and collectively) which are qualified as to materiality must have been true and correct in all respects as of the date of this Agreement and must be true and correct in all respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and the representations and warranties which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and must be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, provided, however, if a representation or warranty was made as of a specific date, such representation or warranty shall be understood to have been made on and as of such date.

7.02. Obligations Performed by Parent and Purchaser. Parent and Purchaser shall have performed and complied in all respects with all obligations and agreements required by this Agreement to be performed or complied with by each of them prior to or at the Closing Date.

7.03. Compliance Certificate. Parent and Purchaser shall have delivered to Seller a certificate of an authorized officer, dated the Closing Date, certifying to the fulfillment of each of the foregoing conditions.

7.04. Absence of Material Adverse Change. There shall not have occurred any Material Adverse Effect with respect to Purchaser’s ability to consummate the transactions contemplated by this Agreement.

7.05. Certain Regulatory Approvals. Parent, Purchaser and Seller shall have received all governmental approvals necessary for the consummation of the transactions contemplated hereby, including the acquisition by Parent of Purchaser, such approvals shall be in full force and effect and all waiting periods imposed by Law or regulation shall have expired.

7.06. Parent Acquisition of Purchaser. Purchaser shall be a wholly-owned subsidiary of Parent.

7.07. No Injunctions. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal the consummation of the transaction contemplated hereby.

7.08. Allocation of Purchase Price. Pursuant to Section 5.08 hereof, Seller, Parent and Purchaser have agreed in writing to the allocation of the purchase price of the Assets and Liabilities hereunder.

SECTION 8

TERMINATION

8.01. Methods of Termination. This Agreement may be terminated in any of the following ways:

(a) at any time on or before the Closing by the mutual consent in writing of Seller, on the one hand, and Parent and Purchaser on the other hand;

(b) by Parent or Purchaser if Seller is in breach of any representation or warranty in any material respect (as if such representation or warranty had been made on and as of the date hereof and on the date of the written notice of breach referred to below and without regard to any materiality qualifier contained therein), or has committed a material breach of any covenant, undertaking or obligation contained herein, and such alleged breach has not been cured by the earlier of 30 days after the giving of notice to the breaching party;

(c) by Seller if Parent or Purchaser is in breach of any representation or warranty in any material respect (as if such representation or warranty had been made on and as of the date hereof and on the date of the written notice of breach referred to below and without regard to any materiality qualifier contained therein), or has committed a material breach of any covenant, undertaking or obligation contained herein, and such alleged breach has not been cured by the earlier of 30 days after the giving of notice to the breaching party;

(d) by Seller, Parent or Purchaser at any time after any of the regulatory authorities has denied, by final, non-appealable order, any application by Parent and Purchaser for approval of the transactions contemplated hereby;

(e) by Seller, Parent or Purchaser if the transactions contemplated hereby are not consummated on or before October 31, 2010, or such later date as shall have been approved by Parent or Purchaser, on the one hand, and Seller, on the other hand; provided, that the right to terminate under this Section 8.01(e) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or has resulted in, the failure of the transactions contemplated hereby to become effective on or before such date and, provided, further, that in the event that the conditions set forth in Section 6.05 or Section 7.05 have not been satisfied, then the aforementioned date shall be automatically extended to December 31, 2010;

(f) by Seller if at any time prior to the date specified for Closing, Seller has received a bona fide Acquisition Proposal (as defined below) and Seller’s Board of Directors determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the advice of independent legal counsel and an investment banking firm of national reputation, that such alternative Acquisition Proposal (if consummated pursuant to its terms) is a Superior Proposal (as defined below) and that the failure to terminate this Agreement and accept such Superior Proposal would be inconsistent with the proper exercise of such fiduciary duties as to either Seller’s Board of Directors; provided, that termination under this clause (h) shall not be deemed effective until payment of the Termination Fee required by Section 8.03; and

(g) by Parent or Purchaser at any time prior to the date specified for Closing, if Seller or Encore Bancshares, Inc. (“Bancshares”) enters into or consummates any agreement with any unaffiliated third party concerning any purchase or acquisition of Seller or Bancshares or substantially all of their respective assets by any unaffiliated third party through any type of corporate reorganization, stock acquisition or exchange, asset purchase or other similar transaction (a “Seller Transaction”), unless such Seller Transaction expressly provides for the purchase of the Assets and the assumption of the Liabilities of Seller by Purchaser as provided for in this Agreement.

In no event may Purchaser terminate this Agreement without the Parent’s prior termination. The Parent is authorized by Purchaser to terminate this Agreement for and on behalf of Purchaser.

8.02. Effect of Termination. Other than as set forth in Section 8.03, in the event of termination of this Agreement and the abandonment of the proposed transactions without breach by any party hereto, this Agreement shall become void and have no effect, without any liability on the part of any party or the directors, officers or shareholders of any corporate party, except that (i) Sections 5.03, 8.02, 8.03 and Section 11 shall survive the termination of the Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, termination of this Agreement shall not release or relieve any party from any liabilities or damages arising out of any breach of the representations and warranties made by them, or their failure to perform any of the covenants, agreements, duties or obligations arising hereunder.

8.03. Termination Fee. To compensate Parent for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto, including foregoing the pursuit of other opportunities, Seller and Purchaser agree as follows:

(a) Provided that Parent and Purchaser shall not be in material breach of this Agreement or any covenant or obligation under this Agreement, Seller shall pay to Parent an amount equal to Parent’s reasonable and documented costs and expenses incurred in connection with the Purchase and Assumption, but not in connection in any way with the proposed acquisition of Purchaser by Parent (the “Termination Fee”), if this Agreement is terminated (i) by Parent or Purchaser under the provisions of Section 8.01(g) or (ii) by Seller under the provisions of Section 8.01(f) or 8.01(h). The payment of the Termination Fee shall be Purchaser’s sole and exclusive remedy with respect to termination of this Agreement as set forth in this Section 8.03(a).

(b) For purposes of this Agreement, “Acquisition Proposal” means a written offer or proposal which contains a fixed price or a mathematically ascertainable formula for calculating a price for all or substantially all of the Assets and Liabilities of Seller to be acquired by Purchaser pursuant to this Agreement (other than such assets and liabilities specifically excluded pursuant to this Agreement).

(c) For purposes of this Agreement, “Superior Proposal” means a bona fide Acquisition Proposal made by a third person that the Board of Directors of the Seller determines in its good faith judgment to be more favorable to the Seller’s shareholder than the Purchase and Assumption (taking into account, in good faith, the written opinion, with only customary qualifications, of Seller’s independent financial advisor that the value of the consideration to Seller’s shareholder provided for in such proposal exceeds the value of the consideration to Seller’s shareholder provided for in this Agreement) and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of Seller (taking into account, in good faith, the written advice of Seller’s independent financial advisor), is reasonably capable of being obtained by such third person.

SECTION 9

EMPLOYMENT

9.01. Employees.

(a) Employees of Seller at the Branches will be offered employment with Purchaser effective as of the Closing upon terms and conditions of employment determined solely by Purchaser’s policies, procedures and programs. Employees who accept employment with Purchaser (“Hired Employees”) will be credited with prior service with Seller at the Branches for purposes of determining and calculating their eligibility for participation in and vesting under, Purchaser’s various employee benefit plans to the fullest extent permissible under such plans and applicable Law. Each Hired Employee shall be permitted, to the extent permitted by Law and the provisions of Purchaser’s plan, to participate in Purchaser’s 401(k) plan and to make rollover contributions into Purchaser’s 401(k) plan of amounts distributed to them from Seller’s 401(k) plan and to participate as a new employee in the Purchaser’s health plan.

(b) All wages and salaries, workers’ compensation payments, accrued and unused vacation pay and social security and unemployment taxes of employees at the Branches (including Hired Employees) shall be paid by Seller for the period prior to and including the Closing Date. Purchaser shall have no liability to any current or former employees of Seller and/or its Affiliates for any accrued wages, sick leave, vacation time, pension obligations or any other employee benefits accrued as employees of Seller and/or its Affiliates. Purchaser will have no liability and will not assume obligations under any “employee benefit plan” (as such term is defined in the Employee Retirement Income Security Act of 1974, as amended) sponsored, maintained or contributed to by Seller or its Affiliates or any other obligations (including, without limitation, health continuation coverage and severance obligations) to the employees located at the Branches. Seller and/or its Affiliates will be responsible for fulfilling, and resolving any disputes concerning, its liabilities or obligations (including, without limitation, health continuation coverage and severance obligations) to the employees at the Branches under any such employee benefit plan or otherwise.

(c) Nothing contained herein shall (i) confer upon any former, current or future employee of Seller or its Affiliates or Purchaser or its Affiliates or any legal representative or beneficiary thereof any rights or remedies, including, without limitation, any right to employment or continued employment of any nature, for any specified period, or (ii) cause the employment status of any former, present or future employee of Purchaser or its Affiliates to be other than terminable at will.

9.02. Non-Solicitation of Employees. From the date hereof until the Closing Date, Seller and its Affiliates shall not relocate, or agree to relocate, any employee at the Branches to another branch or office of Seller or to any Affiliate of Seller unless Purchaser has notified Seller that Purchaser does not intend to make an offer of employment to such Employee. From and after the Closing, and for a period of two years following the Closing Date, Seller and its Affiliates, successors or assigns shall not directly or indirectly hire any Hired Employee, without the prior consent of Purchaser, unless such person’s employment was terminated by Purchaser without cause.

SECTION 10

SURVIVAL AND INDEMNIFICATION

10.01. Survival; Indemnity.

(a) The representations and warranties contained in this Agreement shall survive for a period of 18 months after the Closing Date, and the liability of any party to this Agreement to any other party to this Agreement for the breach of any of the representations and warranties contained in this Agreement shall be limited to claims for which the party asserting such claim shall deliver written notice to the party against whom such claim is being made on or before the date 18 months after the Closing Date. Notwithstanding the foregoing, (i) the representations and warranties of the Seller contained in Sections 2.01(a), 2.02, 2.03, 2.06 and 2.09(b) (collectively, the “Fundamental Representations”) shall survive indefinitely, (ii) the representations and warranties of the Seller contained in Sections 2.07 and 2.10 shall survive for a period of 36 months after the Closing Date, and (iii) any claim pending on any applicable expiration date for which a claim has been made in accordance with this Agreement on or before such date may continue to be asserted and indemnified against until finally resolved.

(b) All of the covenants and agreements of Seller, on the one hand, and Parent and/or Purchaser, on the other hand, contained in this Agreement will survive after the Closing Date in accordance with their terms.

(c) The right of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Section 10, and such indemnification rights shall be the exclusive remedies of the parties subsequent to the Closing Date with respect to any matter in any way relating to this Agreement or arising in connection herewith, except as provided in Section 11.11.

(d) Subject to Section 10.01, from and after the Closing Date, the Seller shall defend, indemnify, save, hold harmless, discharge and release the Parent and the Purchaser, and their respective, directors, officers, employees, agents, attorneys and its direct and indirect subsidiaries and Affiliates and its and their respective successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) from and against any and all damages (including exemplary damages, interest and penalties), losses, deficiencies, costs, expenses, obligations, fines, expenditures, assessments, charges, claims and liabilities, including reasonable attorneys’ fees, court costs and expenses of investigating, defending and prosecuting litigation (including reasonable attorneys’ fees and costs incurred by Parent or Purchaser in enforcing its rights under this Section 10 against the Seller) whether or not involving a Third Party Claim (collectively, “Damages”), caused by, arising from, based on, or in any way relating to (i) any inaccuracy in any representation or warranty made by the Seller in this Agreement, including any inaccuracy in or omission from any list, schedule, certificate or other document or instrument furnished or to be furnished in connection with this Agreement; provided, however, to the extent such representations and warranties are qualified by the term “material” or contain the term “Material Adverse Effect,” such representations and warranties should be read without such qualifications for purposes of determining the amount of damages for such breach, but shall be read with such qualifications for purposes of determining whether there has been a breach, (ii) any breach or nonfulfillment of any agreement or covenant in this Agreement or any other document or instrument furnished or to be furnished in connection with this Agreement to be performed by the Seller, (iii) operations of the Branches, the Assets or the Liabilities on or prior to the Closing Date and (iv) the Excluded Assets or Retained Liabilities, (v) any liability with respect to Taxes of Seller or any of its Affiliates.

(e) Subject to Section 10.01, from and after the Closing Date, Parent and Purchaser shall defend, indemnify, save, hold harmless, discharge and release the Seller, its directors, officers, employees, agents, attorneys and its and their respective successors and permitted assigns (collectively, the “Seller Indemnified Parties”) (herein, sometimes the Purchaser Indemnified Parties or the Seller Indemnified Parties, as applicable, are referred to as the “Indemnified Persons”) from and against any and all Damages caused by, arising from, based on, or in any way relating to (i) any inaccuracy in any representation or warranty made by Parent or Purchaser in this Agreement, including any inaccuracy in or omission from any list, schedule, certificate or other document or instrument furnished or to be furnished in connection with this Agreement, (ii) any breach or nonfulfillment of any agreement or covenant in this Agreement or any other document or instrument furnished to or to be furnished in connection with this Agreement to be performed by Parent or Purchaser and (iii) any operations of the Branches, the Assets or the Liabilities after the Closing Date.

10.02. Notice and Defense of Third-Party Claims. The obligations and liabilities of an indemnifying person with respect to Damages resulting from the assertion of liability by third parties (each, a “Third-Party Claim”) shall be subject to the following terms and conditions:

(a) The Indemnified Persons shall promptly give written notice to the indemnifying parties of any Third-Party Claim (including, without limitation, any threat of a Third-Party Claim, such as an audit or investigation) which might give rise to any Damages by the Indemnified Persons, stating the nature and basis of such Third-Party Claim and the amount thereof to the extent known; provided, however, that no delay on the part of the Indemnified Persons in notifying any indemnifying party shall relieve the indemnifying party from any liability or obligation hereunder unless (and then solely to the extent) the indemnifying party thereby is prejudiced by the delay. Such notice shall be accompanied by copies of all relevant documentation with respect to such Third-Party Claim, including, but not limited to, any summons, complaint or other pleading which may have been served, any written demand or any other document or instrument.

(b) By written notice to the Indemnified Persons within 15 days of receiving notice of such claim, the indemnifying parties shall have the right to assume the defense of any

Third-Party Claim at their own expense and by their own counsel, which counsel shall be reasonably satisfactory to the Indemnified Persons; provided, however, the defense of such Third-Party Claim by the indemnifying party will not, in the reasonable judgment of counsel to the Indemnified Persons, involve a conflict of interest or potential conflict of interest that makes separate counsel for the Indemnified Persons advisable (the “Litigation Condition”), and provided, further, the Indemnified Persons shall nevertheless be entitled to participate in such defense with their own counsel and at their own expense.

(c) If the indemnifying parties shall assume the defense of a Third-Party Claim, the indemnifying parties shall not be responsible for any legal or other defense costs subsequently incurred by the Indemnified Persons in connection with the defense thereof; provided, if the Litigation Condition ceases to be met or (ii) the indemnifying party fails to take reasonable steps necessary to defend diligently such Third-Party Claim, the Indemnified Person may assume its own defense, and the indemnifying party will be liable for all reasonable costs or expenses paid or incurred in connection with such defense. If the indemnifying parties do not exercise their right to assume the defense of a Third-Party Claim by giving the written notice referred to in Section 10.02(b), the indemnifying parties shall nevertheless be entitled to participate in such defense with their own counsel and at their own expense; and in any such case, the Indemnified Persons may assume the defense of the Third-Party Claim, with counsel which shall be reasonably satisfactory to the indemnifying parties and shall act reasonably and in accordance with their good faith business judgment and shall not effect any settlement without the consent of the indemnifying parties, which consent shall not unreasonably be withheld or delayed.

(d) The Indemnified Persons and the indemnifying parties shall not make any settlement of any claims without the prior written consent of the indemnifying parties or the Indemnified Persons, respectively, unless the settlement provides an irrevocable release of all claims against the indemnifying parties or the Indemnified Persons, respectively, in which case such consent shall not be required.

(e) Notwithstanding anything in this Section 10 to the contrary (other than Damages incurred in connection with a breach of the Fundamental Representations for which the Liability Threshold will not apply), no amount will be payable pursuant to Section 10.01(d)(i) unless and until the aggregate indemnified losses for breaches of representations and warranties asserted against the indemnifying parties under pursuant to Section 10.01(d)(i) equals or exceeds $100,000 (the “Liability Threshold”). Once the Liability Threshold for the Seller is reached, the Indemnified Persons will be entitled to the benefit of this indemnity for all amounts of such indemnified losses, including the Liability Threshold.

(f) Notwithstanding anything in this Agreement to the contrary, in no event shall an indemnified party under this Section 10 be entitled to recover from the other party hereto special, punitive, incidental or consequential damages (including damages based upon lost profits or lost business opportunities), unless such damages are incurred in connection with a Third-Party Claim.

(g) The indemnifying parties will be subrogated to all rights of the Indemnified Persons with respect to all persons relating to the matter for which indemnification has been made; provided, that Seller shall not take any action (i) adverse to the Branches, the Parent, the Purchaser or their Affiliates or (ii) any customer or supplier of the Branches, the Purchasers or their Affiliates.

(h) Notwithstanding any other term or provision of this Agreement, the indemnifying parties will not be required to indemnify the Indemnified Persons for a loss to the extent that the Indemnified Persons actually receive insurance payments covering such loss; provided, that this provision would not result in the loss of, or a requirement to repay, such insurance by the Indemnified Persons. In the event that insurance is not paid to the Indemnified Persons to cover the full amount of the loss, the indemnifying parties will remain liable for the difference between the insurance payment as described above and the amount of the loss. Notwithstanding the foregoing, nothing herein shall require any Indemnified Person to (i) pursue such insurance prior to seeking Indemnification hereunder, or (ii) commence litigation to recover proceeds under such insurance policies.

SECTION 11

MISCELLANEOUS PROVISIONS

11.01. Entire Agreement. This Agreement and the exhibits and schedules hereto constitute the entire Agreement among the parties hereto, and supersedes all prior and contemporaneous agreements, negotiations, representations, discussions and understandings, both written and oral, among the parties with respect to the subject matter hereof. No supplement, amendment, alteration or modification of this Agreement shall be binding unless executed in writing by the parties hereto. Because of the confidential nature of the information contained in certain schedules and exhibits hereto, it is agreed and understood that the schedules and exhibits shall not be filed as a part of any public filings, except as specifically required by Law, and that Parent, Purchaser and Seller shall (subject to the valid Orders of any Governmental Authority and except as may be required in order to obtain legal or equitable relief for a breach hereof) maintain the information contained in such exhibits and schedules as confidential. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, whether as third party beneficiaries or otherwise, other than as provided in Section 10. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall amend, modify or diminish any rights of Parent or obligations of Purchaser under the Merger Agreement.

11.02. Consents. Whenever the consent of a party is required under this Agreement, such consent shall not be unreasonably withheld or delayed.

11.03. Waivers, etc. No waiver of any provision shall be deemed or shall constitute a waiver of any other provision hereof nor shall such waiver constitute a waiver for any other period or on a continuing basis, unless expressly provided. Unless and until the Purchaser becomes a wholly-owned subsidiary of the Parent, and without affecting or limiting the Parent’s rights and remedies against the Purchaser or Seller’s rights and remedies against Parent for breaches by Purchaser, the Seller will not assert any claim or bring any litigation seeking any remedies directly against the Purchaser, and Purchaser may not waive any of its rights or remedies hereunder, or modify any of the provisions hereof, without the prior written approval of the Parent thereto; provided, that, notwithstanding the foregoing, only Parent shall be liable to Seller for Purchaser’s breaches of this Agreement until such time as Purchaser becomes a wholly-owned subsidiary of the Parent at which time such obligations of Parent, if any, shall terminate in their entirety with respect to any and all breaches of Purchaser whenever existing. Unless and until the Purchaser becomes a wholly-owned subsidiary of the Parent, the Purchaser will not assert any claim or bring any litigation seeking any remedies against Seller. The Parent may, without the Purchaser’s prior consent, extend the termination date provided in Section 8.01(e) from time to time for up to 45 days.

11.04. Captions and Headings, etc. The captions, headings and table of contents contained herein are for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to particular Sections, Exhibits and Schedules shall mean and refer to the referenced Sections, Exhibits and Schedules of this Agreement.

11.05. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, and to the extent applicable, federal law.

11.06. Notices. Any notice or communication hereunder shall be in writing and shall be delivered in person or mailed by certified mail, postage prepaid or sent by facsimile, nationally recognized overnight courier, personal delivery or email to the parties at the following addresses:

If to Seller:	With copies to:

James S. D’Agostino, Jr.	William T. Luedke IV
Chairman	Bracewell & Giuliani, LLP
Encore Bank, N.A.	711 Louisiana, Suite 2300
Nine Greenway Plaza, Suite 100	Houston, Texas 77002
Houston, Texas 77046	Fax: (713) 222-3456
Fax: (713) 267-7770	E-mail: will.luedke@bgllp.com
E-mail: jdagostino@encorebank.com

If to Parent or Purchaser:	With copies to:

Ki Mixon	Ralph F. MacDonald III
Ovation Holdings, Inc.	Jones Day
c/o 3003 Tamiami Trail North	1420 Peachtree Street, N.E.
Naples, Florida 34102	Suite 800
Fax: (239) 596-5589	Atlanta, Georgia 30309-3053
E-mail: kmixon@resiliencecapital.com	Fax: (404) 521-3939
E-mail: cmacdonald@jonesday.com

All notices shall be deemed delivered when actually received. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided.

11.07. Assignment. This Agreement and all of the provisions thereof shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns, provided that neither this Agreement nor any of the rights or obligations hereunder shall be assigned prior to the Closing Date by any party hereto without the prior written consent of the other parties. Notwithstanding the foregoing, Parent may collaterally assign its rights, interests and obligations hereunder to any lender of Parent.

11.08. Expenses. Except as otherwise specifically provided herein, each party hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereunder. If either party files any regulatory application in connection with this transaction for which an application fee is required, such party shall be solely liable for payment of such fee, except as the other party may expressly agree in writing.

11.09. Certain Definitions. The following terms shall have the meanings ascribed to them for all purposes of this Agreement:

(a) The “Affiliates” of a person means each direct or indirect subsidiary of such person, each company that owns or controls, directly or indirectly, such person and each person under common control, directly or indirectly, with person.

(b) “Best Efforts” means the taking of all reasonable steps to cause or prevent any event or condition which would have been taken in similar circumstances by a reasonably prudent business person engaged in a similar business for the advancement or protection of his own economic interest in light of the consequences of failure to cause or prevent the occurrence of such event or condition, but excludes the initiation of legal proceedings.

(c) “Business Day” means any day other than a Saturday, Sunday or holiday in the State of Florida or the State of Texas upon which commercial banks are not open for normal business or are permitted or required to be closed.

(d) “Contracts” means all contracts, agreements, leases, commitments, instruments, guarantees, bids, orders, proposals and all oral understandings.

(e) “Environmental Liabilities” means any direct, indirect, pending or threatened indebtedness, liability, claim, loss, damage, fine, penalty, cost, expense, deficiency or responsibility, whether known or unknown, arising under or relating to any Environmental Law, or any permits issued pursuant to the applicable Environmental Laws, or release, whether based on negligence, strict liability or otherwise, including, without limitation, costs and liabilities for investigation, removal, remediation, restoration, abatement, monitoring, personal injury, property damage, natural resource damages, court costs, and reasonable attorneys’ fees.

(f) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(g) “GAAP” means U.S. generally accepted accounting principals as in effect as of the date of this Agreement.

(h) “Governmental Authority” means any government or political subdivision or regulatory authority, whether federal, state, local or foreign, or any agency, instrumentality or body of any such government or political subdivision, any regulatory or self-regulatory authority, or any federal, state, local or foreign court, arbitrator or mediator.

(i) “Hazardous Substances” mean any pollutant, contaminant, petroleum or petroleum by-product, dangerous or toxic substance, hazardous or extremely hazardous substance or chemical, asbestos or asbestos-containing materials, radiation or radioactive materials, leaded paints, urea formaldehyde, polychlorinated biphenyls and any other substance, waste, chemical, pollutant, contaminant or material regulated as hazardous, dangerous, toxic or regulated under applicable Environmental Laws.

(j) “Knowledge” of a particular fact or other matter means information actually known to a party’s senior officers, or in the case of Seller, to its local officers or managers of a Branch, or such information that a prudent person could be expected to discover after due inquiry appropriate under the circumstances.

(k) “Law” means any law, statute, code, ordinance, rule, Order, regulation or other requirement of any Governmental Authority.

(l) “Liens” means any mortgage, pledge, hypothecation, deed of trust, lease, rights of others, right of first refusal, adverse claim, security interest, encumbrance, easement, servitude, proxy, title defect, title retention agreement, voting trust agreement, transfer restriction, community property interest, option, lien, charge or similar restrictions or limitations

(m) “Material Adverse Effect” means (a) a material adverse change on the Assets, Liabilities, business, financial condition or results of operation of the Branches, taken as a whole, including, without limitation, decreases in the aggregate amount of Deposits or Loans, respectively, in excess of 10% of the aggregate amount of Deposits and Loans, (ii) material adverse changes in the mix, concentrations, types and maturities (or repricing schedules) of the Deposits and the mix, concentrations, types, maturities (or repricing schedules) of the Loans and collateral, as compared to such items as of the date of this Agreement; (b) the Seller’s inability to transfer, on the terms and conditions set forth herein, to Purchaser all Owned Real Property or Leased Real Property, in full, with respect to any Branch, and (c) with respect to Seller or Purchaser, as the case may be, a material adverse effect on such party’s ability to consummate the transactions contemplated herein.

(n) “Order” means any order, judgment, injunction, assessment, award, decree, ruling, charge or writ of any Governmental Authority.

(o) “Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the business of the Seller with respect to the Branches, Assets and Liabilities consistent with past custom and practice, except as changed as a result of changes in applicable Laws.

(p) “Permit” means any permit, license, approval, certificate, qualification, consent or authorization issued by a Governmental Authority.

(q) “Permitted Liens” means (a) statutory Liens for current Taxes, assessments, fees and other charges by Governmental Authorities that are not due and payable as of the Closing Date, and (b) all matters specifically set forth on Schedule 1.01.

(r) “Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, unincorporated society or association, trust or other entity.

(s) “Proceeding” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal or other prosecution, examination, investigation, audit (other than regular audits of financial statements by independent auditors), compliance review, inspection, inquiry, investigation, hearing, administrative or other proceeding (excluding any examination, investigation, audit, or inquiry that the target of such proceeding has no knowledge of) relating to or affecting a Party, its business, its assets or liabilities (including Contracts related to assets or liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by their primary Regulatory Authorities.

(t) “Security Interest Property” to the extent related to the Loans, means any property in which Seller or any of its Affiliate holds a security interest or similar interest (including an interest in a fiduciary capacity).

(u) “Tax Returns” mean all reports, estimates, declarations of estimated tax, information statements, schedules and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

(v) “Taxes” mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, or any other Governmental Authority, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), real property gains taxes, payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, custom duties, workers’ compensation, and other governmental charges, fees, levies and other obligations of the same or of a similar nature to any of the foregoing, which the Seller or its subsidiaries or Affiliates is required to pay, withhold or collect.

11.10. Interpretation. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto. As used in this Agreement, the singular shall include the plural, and vice versa. Any reference to gender shall mean and include all genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example.

11.11. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

11.12. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.13. Counterparts. This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective duly authorized officers as of the date first written above.

ENCORE BANK, N.A.

By:	/s/ James S. D’Agostino, Jr.
Name:	James S. D’Agostino, Jr.
Title:	Chairman

OVATION HOLDINGS, INC.

By:	/s/ Robert L. Ernst
Name:	Robert L. Ernst
Title:	President and CEO

NATIONAL BANK OF SOUTHWEST FLORIDA

By:	/s/ Michael T. Ezzell
Name:	Michael T. Ezzell
Title:	President and CEO